     As filed with the Securities and Exchange Commission on July 9, 2002

                                                      Registration No. 333-51542

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT No. 4

                                       TO
                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            PARTNERS IN CARE, CORP.
             (Exact name of registrant as specified in its charter)

          NEW JERSEY                           621399                       22-2727271
(State or other jurisdiction of     (Primary Standard Industrial         (I.R.S. employer
incorporation or organization)        Classification Code No.)          Identification No.)



                      100 FRANKLIN SQUARE DRIVE, SUITE 300
                               SOMERSET, NJ 08873
                                 (732) 805-0400
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)
                                 ---------------
                                Dennis G. Wilson
                      President and Chief Executive Officer
                             Partners In Care, Corp.
                      100 Franklin Square Drive, Suite 300
                               Somerset, NJ 08873
                                 (732) 805-0400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 ---------------
                        Copies of all communications to:

                             W. Raymond Felton, Esq.
               Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP
                                  P.O Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------
Title of Each Class of           Amount to Be      Proposed               Proposed               Amount of
Securities to Be Registered      Registered        Maximum Offering       Maximum Aggregate      Registration Fee
                                                   Price per Unit (1)     Offering Price (1)
-----------------------------------------------------------------------------------------------------------------------
Class A Common Stock             50,000 shares     $42.00                 $2,100,000             $525.00 (2)
-----------------------------------------------------------------------------------------------------------------------
Class C Common Stock             20,000 shares     $42.00                 $840,000               $210.00 (2)
-----------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.


(2) Previously paid.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the securities and exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



                  SUBJECT TO COMPLETION, DATED JULY 9, 2002


                                   PROSPECTUS




                              50,000 Shares Class A
                              20,000 Shares Class C

                             PARTNERS IN CARE, CORP.
                                  Common Stock



         This is an initial public offering of shares of our common stock. We are offering 42,900 shares and our shareholders are offering 7,100 shares of our Class A common stock to member physicians. The public offering price is $42.00 per share. We are also registering 15,000 shares of our Class C common stock for issuance related to the exercise of incentive stock options by our employees and 5,000 shares of our Class C common stock for sale to retired Class A shareholders. The offering price of the shares of Class C common stock is also $42.00 per share.

         There is no underwriter, escrow agent or minimum level of proceeds that must be reached before acceptance of any sales.


         See "Risk Factors" beginning on page 6 for certain considerations relevant to an investment in the common stock.

         There has been and there will continue to be no trading market for the Class A or the Class C common stock.

                                                -------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.


===============================================================================================
                                            Offering Price            Proceeds to Company(1)
-----------------------------------------------------------------------------------------------
Per Share .....................             $       42.00             $       42.00
-----------------------------------------------------------------------------------------------

Total .........................             $2,940,000.00             $2,940,000.00
===============================================================================================



(1)      Before deducting estimated expenses of $350,000.00.

                       -----------------------------------


         The shares are being offered by Partners In Care, Corp., except for 7,100 Class A shares held by existing shareholders.


                  The date of this Prospectus is ________, 2002

                                TABLE OF CONTENTS



                                                                                   Page
                                                                                   ----

PROSPECTUS SUMMARY..................................................................2

THE OFFERING........................................................................4

RISK FACTORS........................................................................6

USE OF PROCEEDS....................................................................13

PLAN OF DISTRIBUTION...............................................................13

SELLING SHAREHOLDERS...............................................................14

DIVIDEND POLICY....................................................................16

CAPITALIZATION.....................................................................17

DILUTION...........................................................................17

SELECTED FINANCIAL DATA............................................................18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS..........................................................20

BUSINESS...........................................................................28

MANAGEMENT.........................................................................36

PRINCIPAL SHAREHOLDERS.............................................................42

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS...............................43

DESCRIPTION OF CAPITAL STOCK.......................................................43

SHARES ELIGIBLE FOR FUTURE SALE....................................................45

LEGAL MATTERS......................................................................45

EXPERTS............................................................................45

WHERE YOU CAN FIND MORE INFORMATION................................................45

                               PROSPECTUS SUMMARY


                                   The Company




         We are a management services organization or MSO that manages the relationships between physicians and other health care providers on the one hand and Health Maintenance Organizations (HMOs) and/or self-insured employers on the other. We contract with HMOs, large provider organizations, St. Peter's University Hospital in New Brunswick, New Jersey, other hospitals and individual doctors and specialists to provide higher quality, less expensive health care services by implementing performance-based incentive arrangements. We provide support for performance-based incentive contracting with HMOs and self-insured employers. We negotiate and manage performance-based incentive arrangements and we assume the financial business risk associated with the provision of health care services by health care providers to enrollees.

         The United Medical Group, P.C. is a professional corporation whose shareholders are physicians. Some of these same shareholder physicians are also our shareholders. We have a contract with the United Medical Group, P.C. to provide health care services to enrollees of HMOs, such as Aetna U.S. Healthcare, Inc., with which we also have a contractual relationship. Our enrollee-members' employers pay their health insurance premiums to Aetna and we arrange for these members to have access to a network of providers, through the physicians in the United Medical Group, P.C. and other physician groups. As part of a performance-based incentive program, we retain a large percentage of the premiums received by Aetna. A portion of the surplus funds derived from performance-based incentive contracts with participating physicians is set aside and put into a "risk pool," which is then distributed to those health care providers who have successfully improved the quality of care without increasing the medical cost of that care. As part of our arrangement with Aetna we bear the risk that enrollees will require and receive health care services that cost more than the funds provided to us by Aetna to cover those services.

         Through our contractual relationship with United Medical Group, P.C. we arrange for employees of St. Peter's University Hospital, with which we also have a contract, to have access to the United Medical Group, P.C. network of providers.

         We also act as a general manager for the administrative and management services of self-insured employer health plans. These services include financial and information management, provider network and medical management, and reinsurance management among others. We plan to increase our existing product lines and expand into new product lines in this division.


         Although we continue to provide administrative services to one practice management client, we are de-emphasizing this line of business in our strategic planning.


         We are a private corporation whose current shareholders are certain physician members of the United Medical Group, P.C. and St. Peter's University Hospital. We are structured to ensure equal physician representation on our Board of Directors and up to 50 percent ownership by physicians. Physicians are full partners in planning, implementing and continuously improving corporate performance. We believe that the shared governance is one of the key reasons for our success. In keeping with this philosophy, we require a super-majority vote for certain decisions, including the following: any change in our certificate of incorporation or by-laws, approval of managed care contracts or provider agreements, a sale of the company or any loan or guarantee arrangement for purchase of physician practices.

         We were incorporated in New Jersey in 1995. Our executive office is located at 100 Franklin Square Drive, Suite 300, Somerset, New Jersey 08873 and our telephone number is (732) 805-0400.

                                  THE OFFERING



  Common Stock offered.....................................     50,000 Shares of Class A, offered in 100
                                                                share increments, which is the maximum
                                                                number of shares that may be purchased
                                                                by any physician, and 20,000 Shares of
                                                                Class C, offered in one (1) share
                                                                increments.

  Common Stock to be outstanding after the Offering........     50,000 Shares of Class A, 177,500 Shares
                                                                of Class B and 20,000 Shares of Class C,
                                                                all of which Class B Shares and 7,100 of
                                                                which Class A Shares are currently
                                                                outstanding.

  Use of Proceeds..........................................     To maintain capital reserves and for general
                                                                corporate purposes.


Holders of Class A common stock are entitled to one (1) vote for every one hundred (100) shares of Class A common stock held. Holders of Class B common stock are entitled to one (1) vote for every one hundred (100) shares of Class B common stock held. Holders of Class C common stock are not entitled to vote on any matter on which the shareholders of the Corporation are entitled to vote.

                             Summary Financial Data


         The following summary financial data should be read in conjunction with the financial statements and related notes thereto included in this prospectus and our "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations and balance sheet data as of and for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our audited financial statements.





                                                                    Three Months Ended
                                                                         March 31
                                                              --------------------------------
                                                                2002                    2001
                                                                ----                    ----
Statement of Operations Data:
Revenue                                                       $12,581                 $17,326
Expenses                                                       11,778                  16,372
                                                               ======                 =======
Income (loss) from Operations                                     803                     954
Other (Expense) Income - Net                                     (315)                   (376)
                                                                =====                 =======
Net Income (Loss)                                                $488                    $578
                                                                =====                 =======

Net Income (Loss) per share, basic
and diluted                                                     $2.64                   $3.13
                                                                =====                   =====
Weighted average shares outstanding                             184.7                     185
                                                                =====                   =====


                                                        Three Months Ended
                                                             March 31
                                          -------------------------------------------
                                            2002                                2001
                                            ----                                ----
Balance Sheet Data:
Cash and Cash Equivalents                  $ 1,144                             $ 1,742
                                           =======                             =======
Total Assets                               $55,203                             $44,640
                                           =======                             =======
Working Capital                            $ 8,027                             $ 5,496
                                           =======                             =======
Total Liabilities                          $47,517                             $38,868
                                           =======                             =======
Total Stockholders' Equity                 $ 7,686                             $ 5,772
                                           =======                             =======


                                                Year Ended December 31
                             -------------------------------------------------------
                                 2001        2000       1999        1998        1997
                                 ----        ----       ----        ----        ----
Statement of Operations
Data:
Revenue                       $78,685     $62,823    $31,937     $16,103     $ 8,080
Expenses                       75,153      60,381     31,112      15,872       9,097
                              =======     =======    =======     =======     =======
Income (loss) from
Operations                      3,532       2,442        825         231      (1,017)
Other (Expense) Income -       (1,531)         76        (34)        (62)
Net                           =======     =======    =======     =======     =======
Net Income (Loss)             $ 2,001     $ 2,518    $   791     $   169     $(1,017)
                              =======     =======    =======     =======     =======

Net Income (Loss) per
share, basic and diluted      $ 10.82     $ 13.61    $  4.27     $  0.93     $ (5.73)
                              =======     =======    =======     =======     =======
Weighted average shares
outstanding                   $ 184.9     $ 185.0    $ 185.0     $  82.0     $  77.5
                              =======     =======    =======     =======     =======
Balance Sheet Data:
Cash and Cash Equivalents     $ 2,064     $ 1,554    $   549     $   921     $   385
                              =======     =======    =======     =======     =======
Total Assets                  $50,057     $43,963    $ 2,421     $11,767     $ 6,899
                              =======     =======    =======     =======     =======
Working Capital               $ 7,295     $ 4,896    $ 2,996     $ 1,444     $ 1,368
                              =======     =======    =======     =======     =======
Total Liabilities             $42,860     $38,769    $19,752     $ 9,997     $ 5,350
                              =======     =======    =======     =======     =======
Total Stockholders' Equity    $ 7,197     $ 5,194    $ 2,669     $ 1,770     $ 1,549
                              =======     =======    =======     =======     =======

                                  RISK FACTORS


     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all other information in this prospectus, before you decide to buy our common stock. If any of the following risks occur, our business, results of operations and financial condition could be harmed, the value of our common stock could decline and you could lose all or part of your investment.


The non-renewal of the Aetna U.S. Health Care contract, which provides the majority of our annual revenue, could have a serious impact on our financial condition.

     Our contract with Aetna U.S. Health Care comprises a large portion of our annual revenue. Our contract with Aetna expires in 2003 and if it is not renewed, we will lose our major source of revenue, which constituted approximately 77% of our revenue for the three months ended March 31, 2002.
For any number of reasons, including that we make up a large proportion of Aetna's customer base in Middlesex County, New Jersey and that it could determine that it would be financially worthwhile for it to arrange to perform the services now provided by us, Aetna could decide not to continue pursuing performance-based incentive contracting arrangements with organizations such as us. Such a decision would significantly reduce our revenue stream and profits. Moreover, if we are unable to deliver a more administratively efficient model, performance-based incentive contracts may become less valuable to providers and to HMOs, lessening the likelihood of our being able to initiate, renew and maintain those contracts.

Termination of our contract with the United Medical Group, P.C. or of our contracts with other physician groups could seriously disrupt our revenue stream and profits and therefore jeopardize our financial well being.

     A small number of health services provider groups makes up a large portion of our customer base. The members of United Medical Group, P.C. constitute the vast majority of our health services providers pursuant to a contract. Although we have the right to terminate the contract in the event that United Medical Group materially breaches its contractual obligations, we would still be responsible for contracting with physician groups to provide services to enrollees. Thus, the likelihood that we would terminate the contract is remote. However, should United Medical Group, P.C. or we fail to properly monitor the performance of the physicians performing services for the enrollees, and if those physicians' performances were below the standards required by our contracts, we or United Medical Group, P.C. might have to terminate contracts with those physicians. The physicians in these groups could also decide to cease practicing medicine entirely. Alternatively, due to the heavy regulation of the managed care environment or for any other reason, the primary care physicians in these groups could determine that they no longer wish to contract with HMOs, which would significantly diminish our customer base. Because we contract with such a relatively small number of physicians' groups, the termination of any group of primary care physicians, and the consequent termination of the revenue stream from that group, could have a serious impact on our financial condition.

Physician groups with which we currently have contracts could establish their own management services organizations, which would threaten our current revenue stream and jeopardize our financial well being.

     Of the covered lives that are our primary source of revenue, approximately 67% are under the care of three physician groups. The risk exists that those three physician groups could establish their own management services organization and cease using our services. Although other primary care physicians and other physician groups exist that could replace current medical services providers, establishing contracts with those providers could be both costly and time-consuming and could have an adverse effect on our revenue stream.

We could be replaced by HMOs with greater financial resources that would permit them to supply our services in a more efficient manner.

     The health care industry is a crowded field where sources of income are finite. We do not deliver medical services but merely arrange for HMO enrollees to have access to a network of providers. The majority of our revenue comes from performance-based incentive contracts, whereby we receive a portion of the premium paid by enrollees' employers to their HMO, in return for which we assume the financial risk of medical costs exceeding premiums received. As such, we are in competition with HMOs that, like us, seek a share of the limited revenues available to those in the health care industry. HMOs, generally, are larger than us, have been in business longer than we have, and have greater resources and larger capital reserves than we do. The size and financial resources of HMOs, as compared to us, could result in their deciding to cease using companies like us and to establish their own divisions to perform the services we now provide.


Our limited operating history makes it difficult to evaluate our business.

     We were organized in January 1995 and began operating in 1996. Since
1996, our revenues have increased from $1.8 million in 1996 to $78.7 million in 2001 and our expenses have increased from $3.0 million to $75.2 million in 2001. Through the end of 2000, we experienced growth rates of approximately 100% per year. By the end of 2001, however, our growth had slowed to approximately 26%. Previous growth rates are not necessarily indicative of future growth rates. Any additional growth in our business depends on successful marketing to payors, employer groups and individuals, an expanding base of physicians willing to provide services to us, and other health care providers entering into provider agreements with us.


Heightened competition could hamper the growth of our market share and reduce our revenues and profits.


     The business of providing health care related services is characterized by intense competition, evolving industry standards and new product introductions. Primary and specialty care physicians are beginning to form organizations, called organized delivery systems, to compete effectively for managed care contracts. Several organized delivery systems coordinating to provide a full continuum of medical services in a one-stop shopping environment are known as integrated delivery systems. Many companies, including large hospitals, other multi-specialty clinics and health care companies, health maintenance organizations and insurance companies are also involved in activities similar to ours. Our current and prospective competitors include Mid-Coastal IPA and St. Barnabas Health System as well as other integrated delivery systems, physician hospital organizations, and organized delivery systems, prepaid medical plans and conventional health insurers. In addition, several small provider groups may have the ability to aggregate their efforts, particularly if supported by an entity that already has a local or national presence in the market, which could cause increased competition for us. Many of these competitors have been in existence for a significant period of time and have substantially greater financial, sales, marketing and other resources and more extensive product development programs than those which we have implemented. In addition, other firms with resources and capital greater than ours may enter into competition with us in the future by providing, for example, alternative health care delivery systems or by offering greater benefits for a lower fee or charge. We may not be able to compete successfully against such future competitors which may result in loss of market share and lower revenues and profits.


Our long-term growth strategy depends not only on increases in enrollment under current contracts but also on increases in the number of HMO contracts that we service.

     To continue to grow and increase our profitability, we depend to a large extent on the continued increase in the number of HMO enrollees who participate in our physician networks. Our HMO enrollment has increased 48.3%, 112.3%, 49.2%, and 91.9% for 1998, 1999, 2000 and 2001 respectively. Previous growth rates are not, however, necessarily indicative of future growth rates. Future growth may come from affiliation with additional physicians, increased enrollment in HMOs currently contracting with us and agreements with additional HMOs. We may not succeed in identifying and integrating additional medical groups or in increasing the number of enrollees. A decline in enrollees in HMOs could reduce our cash flows, and could have a negative impact on our financial condition. Affiliated physicians may decline to enter into HMO agreements that we have negotiated on their behalf or may enter into contracts to provide medical services for our competitors. Failure by us to recruit new physicians and retain our current physicians and/or HMO enrollees in our physician networks would reduce our revenue streams, have a negative impact on our operating results, cash flows and financial condition.

Medically unnecessary and excessive use of health care services may cause our expenses to be more than the revenues we receive for providing health care services.

     We have implemented a system for management of physician services. Supplementing the case management system are "risk pools." Risk pools consist of surplus funds derived from performance-based incentive contracts and are based upon a net surplus from these contracts. The risk pool serves as an incentive to health care providers to reduce the amount of unnecessary medical treatments prescribed and the risk pool is distributed to those health care providers who have successfully improved the quality of care without increasing the medical cost of that care. Our experience under the risk pool model has been successful in that surpluses before distributions were $9.2 million, $4.3 million and $1.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Notwithstanding the risk pools and other efforts to reduce over-utilization and unnecessary use of health care services, such as oversight by our Medical Directors and Medical Management Committee, and bearing in mind that we are statutorily and contractually prohibited from controlling any medical decisions made by a health care provider, we may suffer serious adverse financial consequences as a result of the unnecessary utilization of all health care services.

Providing medical services involves inherent risks, including possible malpractice claims against our participating physicians which may exceed the limits of our insurance coverage and thereby threaten our financial condition.

     The physicians and physician groups that participate in our networks deliver medical services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. We neither control the practice of medicine by affiliated physicians nor monitor compliance with certain regulatory and other requirements directly applicable to physicians and physician groups. We maintain medical professional liability coverage with a $5,000,000 general aggregate and $3,000,000 coverage for each occurrence. Nevertheless, our insurance does not cover certain types of risks and liabilities and there can be no assurance that the limits of coverage that we maintain will be adequate to cover losses in all instances. We are typically indemnified under our service agreements for claims against the physicians and physician groups. However, successful malpractice claims asserted against the physicians and physician groups, the payors or us, could result in the loss of these physicians or physicians' groups, or could result in our being required to make payments in excess of our insurance coverage. Either outcome would result in a decrease in our revenue stream and net income and threaten our financial viability.


We operate in an environment that is heavily regulated by both the state and federal governments.


     Health care providers, management services organizations and physician hospital organizations are subject to intensive state and federal government regulation. It is anticipated that there may be extensive additional changes to state and federal regulation of health care providers, management services organizations, physician hospital organizations, insurers and HMOs over the next several years.


     The nature of our business is, in some respects, complementary to that of an insurance company. Should the State of New Jersey determine that we are sufficiently similar such that we should be regulated in like fashion to an insurance company, the capital requirements that might be imposed could have an impact on our ability to operate and compete successfully.

     The State of New Jersey formerly regulated the rates that hospitals could charge for the services they render. However, effective January 1, 1992, the establishment of hospital rates in New Jersey was deregulated, and hospitals are free to set their own charges and/or negotiate rates for their services. Deregulation has increased competition among hospitals for business. Although this may enhance our ability to negotiate favorable fee schedules with participating hospitals, the increased competition may have a negative impact upon the financial viability of certain hospitals with which we contract.


     In 1996, the United States Congress passed the Health Insurance Portability and Accountability Act, which became effective in 1998. To date, the Act has not affected the rules for, the cost of or the fees paid for the delivery of health care services. Accordingly, passage of the Act has not materially affected our results of operations. The Act does, however, require health care organizations such as ours to implement significant changes to their security and confidentiality policies and procedures, not only to protect each individual's health care information from being disclosed, but also to control access to each individual's information and protect it from accidental or intentional disclosure to unauthorized individuals.

     We are, and expect that we will continue to be, in full compliance with the requirements of the Act. The cost of compliance has had, and we expect it to continue to have, no material impact on our financial condition. The history of health care regulation in New Jersey highlights some of the risks that businesses like ours face now and in the future. In late 1998, HIP Health
Plan of New Jersey (the state's fourth largest HMO with approximately 8% of the New Jersey HMO market) and American Preferred Provider Plan (an HMO that specialized in Medicaid patients) both collapsed. As a result, the State Department of Banking and Insurance announced plans to change regulations so that all New Jersey HMOs operate under stricter financial control and tighter oversight by regulators. Although the regulations were changed in 2001, no significant changes were made to the oversight and financial reserve requirements. Future amendments may require HMOs in New Jersey to increase reserve requirements and increase administration costs relative to enhanced and more frequent financial reporting. These increased costs and reserve requirements could reduce our cash flows and threaten our financial condition.


     In early 2001, the State of New Jersey passed legislation aimed at regulating managed care organizations' use of organized provider networks. The legislation and related regulations target organized delivery systems that provide, or arrange to provide, comprehensive or limited health care services or benefits to enrollees or contract-holders of an insurance carrier. An organized delivery system that does not assume financial risk would be required to obtain certification and become a certified organized delivery system. An organized delivery system that does assume financial risk would be required to obtain a license and become a licensed organized delivery system. Licensed organized delivery systems are subject to significant financial and reserve requirements, and both certified and licensed organized delivery systems require extensive information submittals to the State. We believe that the regulations will not apply to the contracts that will be renewed during the time period that the regulations are effective. However, it is possible that managed care organizations could attempt to influence us to obtain a certification and/or license. In the event we are required to become a licensed organized delivery system, we would require additional capital to meet the additional reserve requirements, which could reduce our cash flows and have a negative impact on our financial condition.


     Finally, it is impossible to predict whether national reforms will be adopted or to forecast the impact that federal legislation, if enacted, may have on the health care delivery system.


We are subject to fraud and abuse laws particular to the health care industry, including Medicare and Medicaid laws.


     We are subject to federal and state Medicare and Medicaid laws that govern financial arrangements between health care providers. State and federal laws, commonly known as the Stark Laws, prohibit physicians from referring Medicare or Medicaid patients to an entity for certain designated health services if the physician has a prohibited financial relationship with such entity. Violation of these laws can result in civil and criminal penalties and exclusion from the Medicare and Medicaid programs.


     Although our doctors are encouraged to refer patients to St. Peter's University Hospital, which is our major shareholder, we are in full compliance with applicable laws. Our structure and arrangements with providers do not violate the Stark Laws or other fraud and abuse or anti-kickback laws. We do not separate out the annual cost of compliance with the Stark Laws from our other costs of doing business but believe the cost of compliance to be minimal. We cannot assure you that the interpretation of laws such as the Stark Laws will continue to be interpreted in such a way that we will continue to be in compliance. This area of law is constantly being reinterpreted and is constantly changing via the addition of additions of restrictions related to arrangements with physicians and other providers, which may require us to change our relationships in the future.


Employment of competent management and other personnel familiar with the practice of medicine and the managed care environment is essential to the continued success of our business and we may not be able to employ or retain such personnel in the future.

     Our business and projected expansion depend to a significant degree on the continuing contributions of our key personnel. Our executive officers have all had extensive experience marketing and managing health care services. We also retain medical management advisors who have practiced medicine and have experience dealing with HMOs. We employ relatively few people. Accordingly, each employee has made significant contributions to our rapid growth and each employee has a material impact on our production capability. Replacing our employees with individuals of like experience would be difficult due to the small number of employees in this specific arena.


     We generally do not have employment contracts with our non-executive employees. We believe that our prospects depend, in large part, on our ability to retain our current employees and to attract and retain additional skilled managerial, medical, sales, marketing and administrative personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The loss of almost any of our current employees would require us to spend considerable time and money finding new personnel with similar experience. The failure to attract and retain additional key personnel would limit our ability to market and manage the services we offer, hurt our competitive position, and threaten our market share which could result in our having a lower revenue stream and profits.


We arbitrarily determined the offering price of the common stock in this offering and it may not bear any relationship to the actual value of our common stock.


     Our Board of Directors arbitrarily determined the offering price of $42.00 per share for our common stock. Its decision was based in part on prevailing market and economic conditions, share prices of other companies engaged in activities similar to ours, our revenue and earnings, estimates of our business potential and prospects, and the present state of our business operations. Accordingly, the offering price does not necessarily bear any relationship to our assets, earnings, book value or net worth and should not be considered to be an indication of the value of our common stock.


Our certificate of incorporation and by-laws restrict the transferability of our Class A and Class C common stock and, due to such restrictions, owners of our common stock will have a very limited market in which to dispose of the stock.


     Our Class A common stock cannot be transferred by a shareholder to any non-qualifying person or entity. Only New Jersey professional corporations formed for the purpose of the practice of medicine or New Jersey licensed physicians which/who are fully credentialed members of United Medical Group, P.C. and who have executed membership agreements with United Medical Group, P.C. are eligible to purchase Class A common stock. As a result of this restriction, and because we have no present intention of ever listing or including the Class A common stock on a stock exchange or quotation system:
(i) there is no public or other trading market for our Class A common stock, and none is expected to develop; and (ii) our shareholders should be prepared to hold their common stock for as long as they are participating physicians with us. In the future, we may register additional shares of certain of our securities, pursuant to the Securities Act of 1933, as amended, or undertake a limited private offering of securities exempt from the Securities Act's registration requirements. We may, however, redeem shares under certain circumstances, including when a physician leaves United Medical Group P.C., departs the area or ceases to practice medicine.

Because the book value per share of our common stock is lower than the offering price, purchasers of our common stock through this offering will suffer an immediate dilution in the book value of their shares. In addition, if we redeem common stock under certain circumstances, it may not result in a return of a shareholder's full investment.

     The offering price of the common stock is higher than the book value per share of the currently outstanding common stock. Purchasers of the common stock offered hereby will suffer immediate dilution of $1.92 per share in the net tangible book value of the common stock from the offering price (at an assumed offering price of $42.00 per share). Moreover, we may, at any time in the future, sell additional securities and/or rights to purchase such securities, grant warrants, stock options or other forms of equity-based incentive compensation to management and/or employees to attract and retain such personnel, or in connection with obtaining additional financing. Any of these actions would have a dilutive effect upon the shareholders' interests.

     Under certain circumstances we may redeem, or other shareholders may purchase a shareholder's common stock and the purchase price shall be the price established by the annual valuation conducted by our independent financial consultant. The book value of our common stock immediately following completion of this offering will be less than the offering price. The purchasers in this offering will bear this dilution. Thus, if we redeem or another shareholder purchases a shareholder's common stock, the shareholder should not expect to recover the offering price.


The proceeds from this offering will be used primarily to maintain capital reserves but such use is within the complete discretion of the Board of Directors.

     We intend to use the net proceeds from this offering primarily to maintain capital reserves and also for product development and marketing, capital expenditures, working capital, compliance with governmental regulations and general corporate purposes. The specific uses for the net proceeds will be at the complete discretion of our Board of Directors and may be allocated from time to time based upon a variety of circumstances. Our Board of Directors will not necessarily deploy such funds in a manner that will enhance shareholder value. Accordingly, potential purchasers of the securities being offered must depend on the judgment of the Board of Directors.


We have not declared or paid any dividends during our limited operating history and the decision to declare and pay such dividends is at the discretion of the Board of Directors.

     To date, we have not paid any cash dividends on our common stock. One reason for the limitation on dividends was because unless the common stock was registered with the New Jersey Bureau of

Securities and the United States Securities and Exchange Commission, the common stock was restricted in that we could not pay dividends. We have filed a registration statement on Form S-1 with the New Jersey Bureau of Securities and the United States Securities and Exchange Commission to register the outstanding common stock and the common stock offered pursuant to this offering. The foregoing restrictions are therefore now inapplicable. However, we have a line of credit available to us, upon which we have drawn, and we have covenanted not to declare or pay any cash dividends while payments are owing. Other than the restriction against declaring or issuing cash dividends imposed on us by the terms of our line of credit, the payment of future dividends, if any, will depend, among other things, on our results of operations, cash flows and financial condition and on such other factors as the Board of Directors may, in its discretion, consider relevant.



                                 USE OF PROCEEDS


     We estimate that the net proceeds from our sale of the 42,900 shares of Class A common stock and the 5,000 shares of Class C common stock in this offering by us will be approximately $1,661,800.00 at an assumed offering price of $42.00 per share after deducting estimated offering expenses. However, this is a "best efforts" offering and we may receive little or no proceeds from the offering. We will not receive any proceeds from the sale of shares by our shareholders.


     We intend to use the net proceeds from this offering primarily to maintain capital reserves and also for product development and marketing, capital expenditures, working capital, compliance with governmental regulations and general corporate purposes. The specific uses for the net proceeds will be at the complete discretion of our Board of Directors and may be allocated from time to time based upon a variety of circumstances. Our Board of Directors will not necessarily deploy such funds in a manner that will enhance shareholder value. Accordingly, potential purchasers of the securities being offered must depend on the judgment of the Board of Directors.

                              PLAN OF DISTRIBUTION


     The offering price of $42.00 per share for both our Class A and our Class C common stock was arbitrarily determined by our board of directors. There are currently no underwriting arrangements with respect to the sale of these shares; however, such arrangements may exist in the future.

     In accordance with the requirements of our by-laws this offering is limited to those persons who are New Jersey licensed physicians or New Jersey professional corporations formed for the purpose of the practice of medicine who/which are fully credentialed as members of United Medical Group, P.C. and who have executed membership agreements with United Medical Group, P.C.


     This offering will terminate no later than two (2) years after its effective date, unless an amendment to this Registration Statement is filed.

                              SELLING SHAREHOLDERS

     The following is a list of the shareholders who own 7,100 shares of the 50,000 Class A common shares being offered in this statement and an estimate of their ownership assuming the remaining 42,900 shares are sold.

                                                                                               After Offering
                                              Nature of       Prior to Offering                  Completion
                                             Relationship  ------------------------      -----------------------
                                                With           # of                         # of
         Shareholder                           Company        Shares     % of Class         Shares     % of Class
         -----------                         -----------    ----------   -----------      ----------   ----------
Shalom Abboudi                                   None         100           1.41%             100          0.202%

Richard Akawie                                   None         100           1.41%             100          0.202%

Beth Balinski                                    None         100           1.41%             100          0.202%

Daniel Beim                                      None         100           1.41%             100          0.202%

Mark Butler                                      None         100           1.41%             100          0.202%

Anthony Catanese                                 None         100           1.41%             100          0.202%

Deborah Chen                                     None         100           1.41%             100          0.202%

Sheila Choubey                                   None         100           1.41%             100          0.202%

Richard Cohen                                    None         100           1.41%             100          0.202%

Stephen Cook                                     None         100           1.41%             100          0.202%

Michael Coyle                                    None         100           1.41%             100          0.202%

Richard Cytryn                                   None         100           1.41%             100          0.202%

Steven Deak                                      None         100           1.41%             100          0.202%

Louis Diemer                                   Director       100           1.41%             100          0.202%

Mark Feierstein                                  None         100           1.41%             100          0.202%

Robert Fein                                      None         100           1.41%             100          0.202%

Charles Franco                                   None         100           1.41%             100          0.202%

Steven Fried                                     None         100           1.41%             100          0.202%

Robert Glass                                     None         100           1.41%             100          0.202%

Michael Goldberg                                 None         100           1.41%             100          0.202%

Steven Goldberg                                Director       100           1.41%             100          0.202%

Marvin Goldman                                   None         100           1.41%             100          0.202%

Joel Goldsmith                                   None         100           1.41%             100          0.202%

Stephen Gordon                                   None         100           1.41%             100          0.202%

Renee Gross                                      None         100           1.41%             100          0.202%

David Harwood                                    None         100           1.41%             100          0.202%


Charles Highstein                                None         100           1.41%             100          0.202%

Jay Horowitz                                   Director       100           1.41%             100          0.202%

Timothy Hosea                                    None         100           1.41%             100          0.202%

Zofia Hrymoc                                     None         100           1.41%             100          0.202%

Thomas Hui                                       None         100           1.41%             100          0.202%

Amy Jaroslow                                     None         100           1.41%             100          0.202%

Otto Jorgensen                                   None         100           1.41%             100          0.202%

Nuzhat Karim                                     None         100           1.41%             100          0.202%

Melvin Katz                                      None         100           1.41%             100          0.202%

Irving Kaufman                                   None         100           1.41%             100          0.202%

Kenneth Klein                                    None         100           1.41%             100          0.202%

Robert Klein                                     None         100           1.41%             100          0.202%

Ronald Lau                                       None         100           1.41%             100          0.202%

Joseph Leddy                                     None         100           1.41%             100          0.202%

Steven Lenger                                  Director       100           1.41%             100          0.202%

Richard Maggio                                   None         100           1.41%             100          0.202%

Thomas Magliaro                                  None         100           1.41%             100          0.202%

Arie Maman                                       None         100           1.41%             100          0.202%

Susan McManus                                    None         100           1.41%             100          0.202%

Ian Jeffrey Molk                                 None         100           1.41%             100          0.202%

Naryanan Natarajan                               None         100           1.41%             100          0.202%

John Nevins                                    Director       100           1.41%             100          0.202%

Anthony Passannante, Jr.                         None         100           1.41%             100          0.202%

Lawrence Pickover                                None         100           1.41%             100          0.202%

Marcus Porcelli                                  None         100           1.41%             100          0.202%

Niranjan Rao                                     None         100           1.41%             100          0.202%

David Richards                                   None         100           1.41%             100          0.202%

Gregory Rihacek                                  None         100           1.41%             100          0.202%

Sharon Ryan                                      None         100           1.41%             100          0.202%

Harold Sand                                      None         100           1.41%             100          0.202%

Teresa Schaer                                    None         100           1.41%             100          0.202%


Catherine Schiano                                None         100           1.41%             100          0.202%

Thomas Schwartzer                                None         100           1.41%             100          0.202%

Michael Segarra                                  None         100           1.41%             100          0.202%

Tasneem Shamim                                   None         100           1.41%             100          0.202%

Sabra Shulman                                    None         100           1.41%             100          0.202%

Dinesh Singal                                    None         100           1.41%             100          0.202%

Michael Solomon                                  None         100           1.41%             100          0.202%

Warren Sweberg                                 Director       100           1.41%             100          0.202%

Michelle Tomlinson                               None         100           1.41%             100          0.202%

Mauro Tucci                                    Director       100           1.41%             100          0.202%

Lakshmi Vadapalli                                None         100           1.41%             100          0.202%

Michael Weingarten                               None         100           1.41%             100          0.202%

Howard Wiener                                    None         100           1.41%             100          0.202%

Hen-Vai Wu                                       None         100           1.41%             100          0.202%




                                 DIVIDEND POLICY


To date, we have not paid or declared any cash dividends on our common stock. Our ability to do so was restricted by limitations imposed on the common stock by the New Jersey Bureau of Securities in order to be able to issue such stock without registration under the New Jersey Uniform Securities Act. Those restrictions were that (a) we could not pay dividends, and (b) even if the book value of the common stock increased, the price of the common stock could not exceed $30.00 per share. We have filed a registration statement on Form S-1 with the New Jersey Bureau of Securities and the United States Securities and Exchange Commission to register the outstanding common stock and the common stock to be issued pursuant to this offering. Therefore, the restrictions are now inapplicable. However, we have a line of credit available to us, upon which we have drawn, and we have covenanted not to declare or pay any cash dividends while any payments are owing. Other than the restriction against declaring or issuing cash dividends imposed on us by the terms of our line of credit, the payment of future dividends, if any, will depend, among other things, on our results of operations, cash flows and financial condition and on such other factors as the Board of Directors may, in its discretion, consider relevant.

                                 CAPITALIZATION



The following table sets forth our capitalization as of March 31, 2002 on an actual basis. You should read this table in conjunction with the financial statements and the notes thereto and other financial information included elsewhere in this prospectus.



                                                                                         As of March 31, 2002
                                                                                         --------------------
                                                                                        (Dollars in thousands,
                                                                                        except per share data)
Stockholders' Equity:
         Class A common stock, no par value, 1,000,000 shares authorized,
         7,500 shares issued and 7,200 shares outstanding as adjusted ....                     $    181
         Class B common stock, no par value, 1,000,000 shares
         authorized, 177,500 issued and outstanding ......................                        5,325
         Class C common stock, no par value, 1,000,000 shares
         authorized, 0 shares issued and outstanding......................
         Notes receivable - Class A common stock..........................                           (3)
         Retained Earnings................................................                        2,191
         Less: Treasury stock.............................................                           (8)
         Total stockholders' equity.......................................                      $ 7,686
                                                                                                =======

                                    DILUTION



         Our net tangible book value as of March 31, 2002, was $7,660,901, or $41.48 per share of common stock shares outstanding as of March 31, 2002(1), after giving effect to a 100-for-1 stock split in October 2000. Net tangible book value per share of common stock represents the amount of tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Assuming the sale of 42,800 shares of class A common stock and 5,000 shares of class C common stock offered hereby at an assumed offering price of $42.00 per share and receipt of the estimated net proceeds, the pro forma adjusted net tangible book value as of March 31, 2002 would have been approximately $9,318,501 or $40.08 per share. This represents an immediate decrease in such net tangible book value of $1.40 per share to existing shareholders and an immediate dilution of $1.92 per share to new investors. The following table illustrates this per share dilution in net tangible book value to new investors:



Assumed offering price per share..........................................                  $     42.00
         Net tangible book value per share as of March 31, 2002
                  (split adjusted)........................................                        41.48
         Decrease per share attributable to new investors(2)..............                         1.40
                                                                                            -----------

         Pro forma net tangible book value per share as of March 31, 2002                         40.08
                                                                                            -----------
         Dilution per share to new investors..............................                  $      1.92
                                                                                            ===========

-----------------------

(1) Based on 7,200 shares of Class A common stock outstanding. Since March 31, 2002, we have redeemed 100 shares of our Class A common stock, and currently have 7,100 shares outstanding.
(2) Reflects the sale of 42,800 shares of class A common stock and 5,000 shares of Class C common stock and the receipt of approximately $1,657,600.00 in net proceeds from this offering, after deducting the estimated offering expenses of $350,000.00.

                             SELECTED FINANCIAL DATA
                      (In thousands, except per share data)


         The following summary financial data should be read in conjunction with the financial statements and related notes thereto included in this prospectus and our "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations and balance sheet data as of and for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our audited financial statements. Our balance sheet as of March 31, 2002, the consolidated statements of income and cash flows for the three months ended March 31, 2002 and 2001, the statement of stockholders' equity for the three months ended March 31, 2002 and the notes to such financial statements are unaudited. However, in our opinion, such financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.





                                                                           Three Months Ended
                                                                                March 31
                                                              ----------------------------------------------
                                                                  2002                               2001
                                                                  ----                               ----
Statement of Operations Data:
Revenue                                                       $12,581                             $17,326
Expenses                                                       11,778                              16,372
                                                              =======                             =======
Income (loss) from Operations                                     803                                 954
Other (Expense) Income - Net                                     (315)                               (376)
                                                              =======                             =======
Net Income (Loss)                                             $   488                             $   578
                                                              =======                             =======

Net Income (Loss) per share, basic
and diluted                                                   $  2.64                             $  3.13
                                                              =======                             =======
Weighted average shares
outstanding                                                     184.7                                 185
                                                              =======                             =======


Balance Sheet Data:
Cash and Cash Equivalents                                     $ 1,144                             $ 1,742
                                                              =======                             =======
Total Assets                                                  $55,203                             $44,640
                                                              =======                             =======
Working Capital                                               $ 8,027                             $ 5,496
                                                              =======                             =======
Total Liabilities                                             $47,517                             $38,868
                                                              =======                             =======
Total Stockholders' Equity                                    $ 7,686                             $ 5,772
                                                              =======                             =======


                                                                              Year Ended December 31
                                                    ----------------------------------------------------------------------
                                                     2001               2000           1999            1998          1997
                                                     ----               ----           ----            ----          ----
Statement of Operations
Data:
Revenue                                           $78,685            $62,823        $31,937         $16,103        $ 8,080
Expenses                                           75,153             60,381         31,112          15,872          9,097
                                                  =======            =======        =======         =======        =======
Income (loss) from
Operations                                          3,532              2,442            825             231         (1,017)
Other (Expense) Income -
Net                                                (1,531)                76            (34)            (62)
                                                  =======            =======        =======         =======        =======
Net Income (Loss)                                 $ 2,001            $ 2,518        $   791         $   169        $(1,017)
                                                  =======            =======        =======         =======        =======
Net Income (Loss) per
share, basic and diluted                          $ 10.82            $ 13.61        $  4.27         $  0.93        $ (5.73)
                                                  =======            =======        =======         =======        =======
Weighted average shares
outstanding                                         184.9              185.0          185.0            82.0           77.5
                                                  =======            =======        =======         =======        =======

Balance Sheet Data:
Cash and Cash Equivalents                         $ 2,064            $ 1,554        $   549         $   921        $   385
                                                  =======            =======        =======         =======        =======
Total Assets                                      $50,057            $43,963        $ 2,421         $11,767        $ 6,899
                                                  =======            =======        =======         =======        =======
Working Capital                                   $ 7,295            $ 4,896        $ 2,996         $ 1,444        $ 1,368
                                                  =======            =======        =======         =======        =======
Total Liabilities                                 $42,860            $38,769        $19,752         $ 9,997        $ 5,350
                                                  =======            =======        =======         =======        =======
Total Stockholders' Equity                        $ 7,197            $ 5,194        $ 2,669         $ 1,770        $ 1,549
                                                  =======            =======        =======         =======        =======



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the information included elsewhere in this prospectus. Certain information contained herein may include "forward-looking statements". All statements, other than statements of historical facts included in this prospectus, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include but are not limited to those discussed in the section entitled "Risk Factors." Should one or more of these risks or uncertainties, among others as set forth in this prospectus, materialize, actual results may vary materially from those estimated, anticipated or projected. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from our expectations are set forth in this prospectus. All forward-looking statements included in this prospectus and all subsequent oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect the statements we make in connection with this offering.


Overview

         We are a majority-owned subsidiary of St. Peter's University Hospital in New Brunswick, New Jersey. We were formed in 1995 by St. Peter's, with operations commencing on January 1, 1996. At our inception, all of our revenue came from practice-management and information-management fees, and the provision of administrative services to physicians' offices, physician professional corporations and primary care centers.


         Beginning in March 1997, we activated the performance-based incentive compensation aspect of our contract with Aetna U.S. Healthcare, which had been signed in July 1995. The contract reimburses us for arranging for the access to a network of medical care services providers for our members and requires adherence to Aetna policies and procedures for quality and cost effective treatment. The terms of the contract with Aetna provide that Aetna, as our agent, charges to and collects premiums from its HMO members' employers and summarizes the data relative to those members who have selected a doctor from our network as their primary care physician. Aetna adjusts the premiums in the data summary for the premium rate due us at that time. The percentage of Aetna's premiums to which we are entitled is the greater of Aetna's medical loss ratio for New Jersey as filed with the State of New Jersey Department of Insurance or Aetna's percentage outlined in the contract. Aetna also accumulates data of claims paid directly to health care providers for these same members and prepares an estimate of claims that have been incurred but not reported. We adjust the incurred but not reported claims monthly based on actuarially sound completion factors developed from a semi-annual independent actuarial analysis that tracks claims history. The excess of our portion of premiums over actual claims and incurred but not reported claims is remitted to us. Similarly, any excess of claims over our portion of premiums is remitted to Aetna on a quarterly basis. Aetna markets its HMO system, enrolls members, procures and maintains all regulatory approvals, processes claims, collects and processes all premium payments made by and on behalf of members, disburses payments to us and provides customary assistance in administration of the program. We recognize, as revenue, our portion of premiums charged by Aetna to members for whom we are at risk. We recognize, as cost of revenues, all claims pertaining to these same members.

         Revenues from the Aetna contract are as follows: $9,638,160 and $14,461,838 for the three months ended March 31, 2002 and 2001 respectively; and $67,512,490, $51,656,957 and $28,457,760 for the years ended December 31, 2001,
2000 and 1999 respectively. Cost of revenues under the Aetna contract are as follows: $7,415,922 and $11,641,263 for the three months ended March 31, 2002 and 2001 respectively; and

$54,283,064, $42,982,928 and $23,788,528 for the years ended December 31, 2001,
2000, and 1999 respectively.

         The health care provider fees receivable typically amount to more than fifty percent of revenues from Aetna due to the fact that Aetna does not remit payment to us for premiums it has collected over the final six months of our reporting period until its scheduled payment due date. In a period of increasing HMO enrollment, a larger portion of our revenue is derived from premiums earned in the latter part of the reporting period and therefore, will be included in the health care provider fees receivable amount. We are funded at an age/sex adjusted premium amount per member per month for enrollees.

         Our agreement with Horizon, the Level II Quality Incentive Program for United Medical Group, P.C. only, became effective July 1, 2000. There are approximately 5,556 enrollees through the Horizon agreement, all of whom are HMO enrollees. Horizon will forward to us a per member per month bonus if stated criteria are met and an additional amount per member per month for administrative funding to assist us in the provision of support services. The total money is counted as part of any surplus distributed to us but is not subject to return should the United Medical Group, P.C. targets not be met. Targets are based on northern New Jersey filed medical costs. Any surplus after medical expenses are deducted from the United Medical Group, P.C. targets will be shared between us (30%) and Horizon (70%). We are not responsible for reimbursing Horizon for medical services expenses exceeding premiums assigned. Horizon is solely responsible for the medical services expenses of its members. The expenses associated with the Horizon contract are administrative salaries to administer the plan.

         Revenue from the arrangement with Horizon is as follows: $33,192 and $32,904 for the three months ended March 31, 2002 and March 31, 2001 respectively, and $145,414, $39,444 and $0 for the years ended December 31, 2001, 2000 and 1999 respectively.


         We also provide administrative services to and contract with providers who deliver medical services to self-insured Employer Health Plans in accordance with the Employee Retirement and Income Security Act of 1974 (ERISA).

         Medical delivery cost for health care services provided to enrollees is estimated by management, based upon data submitted by Aetna, the ERISA Plan of St. Peter's, and provisions for incurred but not reported claims. We estimate the amount of provisions for incurred but not reported claims using standard actuarial methodologies based on historical data including the period between the date services are rendered and the date claims are received and paid, expected medical cost inflation, seasonality patterns and increases in membership. The estimates for submitted claims and incurred but not reported claims are made on an accrual basis and adjusted in future periods as required. We believe that our reserves for medical delivery costs are adequate to satisfy our ultimate claim liability.


         We have de-emphasized our former focus on the provision of management services and currently have only one practice management client. From that client, we earn revenue based upon a percentage of net monthly medical revenue or net medical services collections, as applicable, as a management services fee upon contracted rates.

The three months ended March 31, 2002 compared with the three months ended March 31, 2001

         Total Revenue. Total revenue for the three month period ended March 31, 2002 was $12,580,739, a decrease of $4,745,085 compared to $17,325,824 for the same period in 2001. Revenue from Health Plan Risk Management decreased by $4,276,920 due to a decrease in the number of members enrolled due to Aetna's decision to discontinue offering its Medicare product. Revenue from Physician Support Services decreased by $468,165 due to reduced revenues of the underlying practices being managed as a result of downsizing. We are not aggressively seeking to expand this line of business.

         Cost of Revenues. Total Cost of Revenues for the three month period ended March 31, 2002 was $10,033,372, a decrease of $4,564,598 compared to $14,597,970 for the same period in 2001. The decrease is primarily due to the decrease in the number of members submitting claims. Cost of Revenues also decreased from 84.3% of revenues in 2001 to 79.7% of revenues in 2002. The reason for this decrease is due to reduced medical utilization caused by the reduction in Medicare members and downsizing of the physician support services division.

         General and Administrative Expenses. Total general and administrative expenses for the three month period ended March 31, 2002 were $1,320,390, a decrease of $48,562 compared to $1,368,952 for the same period in 2001. The decrease is primarily due to decreases in personnel costs caused by the downsizing of the physician support services division.

         Personnel Costs. Total personnel costs for the three month period ended March 31, 2002 were $672,124, a decrease of $443,077 compared to $1,115,201 for the same period in 2001. The decrease in costs was a result of the downsizing of the physician support services division.

         Legal, Audit and Advisory Services. Total legal, audit and advisory services for the three month period ended March 31, 2002 were $293,657, an increase of $62,292 compared to $231,365 for the same period in 2001. The increase was due to increased use of actuarial services to adequately estimate incurred but not reported claims.

         Provider Distributions. Provider distributions for the three month period ended March 31, 2002 were $424,099, an increase of $18,937 compared to $405,162 for the same period in 2001. The increase was due to increased surplus in the Aetna contract.

         Interest Expense. Interest expense for the three month period ended March 31, 2002 was $14,734, an increase of $2,458 compared to $12,276 for the same period in 2001. The reason for the increase in interest expense is the addition of long-term debt incurred in connection with amounts payable to a consultant and to St. Peter's University Hospital.

         Income Taxes. Provision for income taxes for the three month period ended March 31, 2002 was $323,004, a decrease of $64,915 compared to $387,919 for the same period in 2001. The reason for the decrease was the decreased pre-tax book income.

The year ended December 31, 2001 compared with the year ended December 31, 2000

         Total Revenue. Total revenue for the year ended December 31, 2001 was $78,684,769, an increase of $15,861,380 compared to $62,823,389 for the same period in 2000. Revenue from health plan risk management increased by $16,260,389 due to an increase in the number of members enrolled. Revenue from physician support services decreased by $399,009 due to reduced revenues of the underlying practices being managed as a result of downsizing. We are not aggressively seeking to expand this line of business.

         Cost of Revenues. Total Cost of Revenues for the year ended December 31, 2001 was $67,030,988, an increase of $11,761,843 compared to $55,269,145 for the same period in 2000. The increase is primarily due to the increase in health plan risk management revenue and an increase in the costs of delivering medical services. Cost of Revenues also decreased from 87.9% of revenues in 2000 to 85.2% of revenues in 2001. The reason for this decrease is due to reduced medical utilization.

         General and Administrative Expenses. Total general and administrative expenses for the year ended December 31, 2001 were $5,171,082, an increase of $1,893,780 compared to $3,277,032 for the same period in 2000. The increase is primarily due to increases in personnel costs and legal, audit and advisory services.

         Personnel Costs. Total personnel costs for the year ended December 31, 2001 were $4,376,644, an increase of $884,657 compared to $3,491,987 for the same period in 2000. The increase in costs was a result of increased activities and increased personnel to support those activities.

         Legal, Audit and Advisory Services. Total legal, audit and advisory services costs for the year ended December 31, 2001 were $1,052,007, an increase of $393,771 compared to $658,236 for the same period in 2000. The increase was due to increased use of actuarial services to adequately estimate incurred but not reported claims.

         Provider Distributions. Provider distributions for the year ended December 31, 2001 were $2,951,091, an increase of $1,116,191 compared to $1,834,900 for the same period in 2000. The increase was due to increased surplus in the Aetna contract.

         Interest Expense. Interest expense for the year ended December 31, 2002 was $121,446, an increase of $29,989 compared to $91,457 for the same period in 2000. The reason for the increase in interest expense is the addition of long-term debt incurred in connection with amounts payable to a consultant and to St. Peter's University Hospital.

         Income Taxes. Provision for income taxes for the year ended December 31, 2001 was $1,525,348, an increase of $1,611,138 compared to a benefit of $85,790 for the same period in 2000. The reason for the increase was the increased pre-tax book income and utilization of available net operating loss carry forwards at December 31, 2000. Income taxes expense in 2001 represented approximately 43 percent of pre-tax book income compared to approximately 4% percent in 2000 due to the utilization of available net operating loss carry forwards at December 31, 2000.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

         Total Revenue. Total revenue for 2000 was $62,823,389, an increase of $30,887,029 compared to $31,936,360 in 1999. Revenue from health plan performance-based incentive contracting increased by $32,114,149 due to an increase in the number of members enrolled coupled with increased revenue per member per month when the ERISA plan of St. Peter's converted to a full-risk plan. Revenue from practice management decreased by $1,227,120 due to reduced revenues from the underlying practices being managed as a result of downsizing. We are not aggressively seeking to expand this line of business.

         Cost of Revenues. Total cost of revenues for 2000 was $55,269,145, an increase of $28,254,671 compared to $27,014,474 in 1999. The increase is primarily due to the increase in health plan performance-based incentive contract revenue and an increase in the costs of delivering medical services. Cost of revenues also increased from 84.6% of revenues in 1999 to 87.9% of revenues in 2000. The reason for this increase is primarily due to continued pressure on premium rates and the continued increase in revenues from the ERISA contract, which has a smaller profit margin.


         General and Administrative Expenses. Total general and administrative expenses for 2000 were $3,277,302, an increase of $214,705 compared to $3,062,597 for the same period in 1999. The increase is primarily due to increases in personnel costs and legal, audit and advisory services.


         Personnel Costs. Personnel costs included in general and administrative expenses and cost of revenues include costs for both employees and contract personnel and were $3,411,545 for 2000, an increase of $1,233,852 over personnel costs of $2,177,693 in 1999. The increase in costs was a result of increased activities and increased personnel to support those activities.

         Legal, Audit and Advisory Services. Legal, audit and advisory services for the year ended December 31, 2000 were approximately $658,236, an increase of $279,121 over the legal, audit and advisory services of $379,115 in 1999. The increase from 1999 to 2000 was mainly due to increased use of actuarial services because of increased Aetna and ERISA claim activity.

         Provider Distributions. Provider distributions for 2000 were $1,834,900, an increase of $800,176 over the provider distributions of $1,034,724 in 1999. The increase was due to increased surplus in the Aetna contract.

         Interest Expense. Interest expense for 2000 was $91,457, which was $10,404 less than interest expense of $101,861 in 1999. The reason for the decrease in interest expense is the application of additional principal to the regularly scheduled payment of long-term debt during 2000.


         Income Taxes. Provision for income taxes for the year ended December 31, 2000 was a benefit of $85,790, a decrease of $94,990 compared to $9,200 for the same period in 1999. The reason for the decrease was that we reduced the valuation allowance on our net deferred tax assets at December 31, 2000.

Effects of Inflation and Currency Exchange Rates


         We believe that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on our operating results or on the costs of services. Should inflation increase in the future, however, it may have an adverse effect on our operating results.


         All of our revenues are currently denominated in U.S. dollars and to date our business has not been significantly affected by currency fluctuations.


Impact of Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standard Board issued Financial Account Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires us to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or a liability, depending on our rights or obligations under the applicable derivative contract. Subsequent to the issuance of SFAS 133, the FASB has received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138, which responds to those requests by amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. We adopted SFAS 133 and the corresponding amendments of SFAS 138 in the first quarter of 2001. SFAS 133, as amended by SFAS 138, has not had a material impact on our combined results of operations, financial position and cash flows.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements"
(SAB 101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. We, as an initial registrant, have adopted the provisions of SAB 101 in our financial statements for all periods presented. The adoption of SAB 101 did not have a material impact on our results of operations, financial position and cash flows.


         In July 2001, the FASB issued FASB Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. FAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. FAS 142 is required to be applied for fiscal years beginning after December 15, 2002. Currently, we have not recorded any goodwill and will assess how the adoption of FAS 142 will impact our financial positions and results of operations in any future acquisitions.

         In August 2001, the FASB issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). This statement supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and or Long-Lived Assets to Be Disposed Of (FAS 121) and amends Accounting Principles Board Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 retains the fundamental provisions of FAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. FAS 144 is effective for fiscal years beginning after December 15, 2002, and interim periods within those fiscal years, with early application encouraged. The provisions of FAS 144 generally are to be applied prospectively. We believe that the adoption of FAS 144 will not have a material impact on our financial position or results of operations.


Liquidity and Capital Resources


         To date, we have financed our operations primarily through cash flow from operations, advances from St. Peter's University Hospital and equity contributions by our stockholders.

         Under the contract with Aetna we receive quarterly checks that reconcile premium revenue due to us against health care provider costs paid on our behalf. In addition, we accrue a distribution to providers for performance incentives under the Aetna contract. This liability is generally paid 14-15 months subsequent to the year, which assists in cash flow.

         During the three months ended March 31, 2002, operating activities used net cash of $758,000 compared to net cash provided of $228,000 during the same period of 2001. Included in the net cash flow used by operating activities for the three months ended March 31, 2002 were net income of $488,000, depreciation and amortization of approximately $28,000 and deferred income taxes of $87,900. Furthermore, our contract with Aetna provided cash of approximately $2,777,000. During 2002, we paid interest of approximately $24,000 and income taxes of approximately $1,250,000 during the three months ended March 31, 2002. As of March 31, 2002, we had working capital of approximately $8,027,000 compared to approximately $5,496,000 as of March 31, 2001.

         As of March 31, 2002, we had a loan from our stockholder, St. Peter's University Hospital, of approximately $190,000. This amount represented our net indebtedness to our parent, the proceeds of which were used to finance startup operations. We also have available a line of credit in the amount of $1,000,000. The outstanding advances on the line bear interest at 50 basis points, or 1/2%, above the prime rate. As of the date of this prospectus, we have drawn approximately $160,000 from this line of credit, which we have used to repay in full the aforementioned loan from St. Peter's.

         During 2001, our operating activities provided us with net cash of approximately $783,000 with amounts from Aetna amounting to approximately $10,344,000. Additionally, we paid provider distributions of approximately $1,235,000 and interest of approximately $111,0000. As of December 31, 2001, we had working capital of approximately $7,295,000 compared to approximately $4,896,000 as of December 31, 2000.

         During 2000, our operating activities provided us with net cash of approximately $1,569,000 with amounts from Aetna amounting to approximately $6,012,000. Additionally, we made payments of approximately $415,000 to pay long-term debt to St. Peter's University Hospital. During 2000, we paid provider distributions of approximately $665,000 and interest of approximately $91,000. As of December 31, 2000, we had working capital of approximately $4,896,000 compared to approximately $2,996,000 as of December 31, 1999.

         During 1999, our operating activities provided us with net cash of approximately $119,000. Of the net cash provided by operating activities, approximately $790,000 came from net income and approximately $324,000 came from depreciation and amortization. Our contract with Aetna provided cash of approximately $3,243,000. We used approximately $313,000 to reduce our liability for advances due to St. Peter's University Hospital during that year. Our capital improvements investment in 1999 was approximately $147,000. During 1999, we paid provider distributions of approximately $478,000 and interest of approximately $2,000. As of December 31, 1999, we had working capital of approximately $2,996,000 compared to approximately $1,444,000 as of December 31, 1998.


         Prior to 1998, we issued shares to St. Peter's for cash that we required for working capital needs. In 1996, 76,000 shares of Class B stock were issued to St. Peter's. In 1997 we issued an additional 101,500 shares of Class B stock, bringing the total shares of Class B stock owned by St. Peter's to 177,500. To date, St. Peter's is the only shareholder of Class B voting stock.


         We issued shares of Class A stock to physician providers in December 1997 in a private offering. This offering closed April 17, 1998, and 75 physicians participated and acquired stock by paying either cash, issuing a promissory note, assigning surplus funds in their risk pool or granting us a right of first refusal to purchase their practices. On September 1, 2001 we repurchased 300 shares from three physicians. In May 2002, we repurchased 100 shares from a physician. To date, there are 7,100 shares of Class A stock outstanding, as we have repurchased 400 shares and are holding these shares as treasury stock.


         All of the foregoing share numbers give effect to our 100-for-1 stock split in 2000.





         As of March 31, 2002, we had cash on hand of approximately $1,144,000. We believe that this is adequate, together with our line of credit, to fund operations.

Stop Loss Insurance


         We have purchased stop loss insurance to protect ourselves from catastrophic health care claims, i.e., those claims that exceed $150,000.00 per member. Without this insurance, and depending upon the number and the amounts of these claims, our financial viability could be threatened. Each month our accounting department submits a per member per month premium payment to the stop loss insurance carrier based upon the number of members we cover each month. Each month our performance reporting department submits claims reports to our accounting department for those members whose cumulative professional and facility claims incurred per incident exceed $150,000.00. The threshold for such claims is one million dollars per member per year. Although we are primarily liable for claims payable, we do not present claims payable net of stop loss coverage. Our accounting department records a stop loss receivable from the reinsurance carrier for all claims paid per member in excess of $150,000.00 less the 10% retained by us and reduces medical delivery expense. Once the claim has been submitted to the insurance company for reimbursement, the insurance carrier has 60 days to reimburse us for the dollar amount of the claims paid over $150,000.00, less the 10% retained by us.


         Our stop loss coverage does not apply to claims submitted under our agreement with Horizon. Horizon is contractually responsible for 100% of their patients' medical claims.

                                    BUSINESS


         We are a for-profit, multiple shareholder, New Jersey corporation, jointly owned and governed by St. Peter's University Hospital and physician members of the United Medical Group, P.C., a New Jersey Professional Corporation. We are structured to ensure equal physician representation on our Board of Directors and up to 50 percent ownership by physicians. Physicians are partners in planning, implementing and continuously improving corporate performance.


         We provide services to health care providers in three distinct ways:

         o Through negotiation, implementation and management of performance-based incentive contracts with nationally recognized managed health care companies;
         o        Through non-clinical, professional support services; and
         o Through development, implementation and comprehensive management of self-insured employer health plans.


         We currently provide services to over 400 physicians and almost 32,000 enrollees under our contracts. To provide the various products and services, participating physicians are organized under the auspices of the United Medical Group, P.C., a group practice without walls, and other similar physician organizational structures through the Large Network Partnership concept.


         The concept of Large Network Partnerships permits currently organized physician groups and independent practice associations to participate in performance-based incentive contracts through us. The existence of this flexible approach allows for the management of performance-based incentive contracts, while preserving physician autonomy and sustaining small groups and solo practice models.

         Additionally, to round out the provider network, we have various strategic relationships via our contract partners and our third party administrator to access a broad network of providers nationwide.

Industry Background

         In the mid-1990s, health care providers in the Greater New Brunswick, New Jersey area from tertiary centers to primary care physicians, began to face significant choices. Among them were whether to be an active organizer of a managed care delivery system; to be a member of an integrated managed care network; to be an independent vendor of services to a managed care plan or HMO; to pursue the declining indemnity market; or some combination of the above.


         During this transition prices and revenues, especially for tertiary hospitals and highly specialized physicians, declined. Fees for procedures dropped by 25% to 75% locally as the region coped with the full implementation of the Resource Based Relative Value System for federal programs and the adoption of the Resource Based Relative Value System fee schedule by most commercial HMO's and preferred provider organizations. Coupled with the growth of managed care and the consolidation of the HMO marketplace, especially the growth of Aetna, the second half of the decade was very difficult.

         The magnitude of this shift demanded dramatic restructuring of care delivery to eliminate unnecessary treatment or inappropriate use of health care services, improve efficiency, and increase market share. Then, as now, government, accrediting bodies, employers, purchasing groups, health plans, and a more informed public demand data documenting that lower prices and utilization levels do not compromise outcomes. The only effective mechanism for provider groups to cope with this type of change is to organize efficiently to both successfully bear and manage the challenges associated with the management of health care services.

         In 1998, HIP Health Plan of New Jersey and American Preferred Provider Plan both collapsed, sending shock waves through the New Jersey health services marketplace and our local community. The New Jersey State Department of Banking and Insurance announced plans to amend its regulations to require all New Jersey HMO's to operate under stricter financial control and oversight by regulators. Although lines of business other than HMO businesses, such as preferred provider organization insurance plans and physician hospital organizations are prevalent both in the state and nationwide, in New Jersey only HMOs are obligated to provide the state with detailed reports. Therefore, little information is available regarding the other markets. Hence, the focus on the health care industry has been limited to the HMO component of the business.


Management Services Organization Development

         In the face of the history of the health care industry in New Jersey, we were developed as a response to the desire to provide the community with higher quality, more cost-effective health care. With the support of St. Peter's University Hospital and community physicians, we believe that a health care delivery system, managed by a management services organization, will provide the services needed for the next generation of HMO's and advanced managed care plans.

         To provide the various products, participating physicians are organized under the auspices of United Medical Group, P.C. The existence of this large multi-specialty group practice allows for the management of performance-based incentive contracts, while preserving small group and solo practice models.


         A system like ours requires as many qualified primary care physicians as possible in order to achieve a credible marketplace presence. The need for specialists, however, is based on a network-need methodology that evaluates geographic accessibility criteria, delivery system efficiency, the number of enrollees and primary care physicians, and other criteria. The number of physicians participating with us is a function of the credentialing criteria set by the Board of Directors of United Medical Group, P.C., us and the Network Management Committee.


         Currently, primary care physician recruitment is in full effect through

         o Recruiting individual physicians as members of the United Medical Group, P.C.; and

         o Negotiating Large Network Partnerships that will remain semi-autonomous.


         We began creating the concept of Large Network Partnerships in 1999 and brought this concept to realization in 2000. Large Network Partnerships serve as a positive alternative to competing physician practice management companies. The Large Network Partnership structure keeps the autonomy of the Large Network Partnership intact and does not require either asset transfers or equity transactions. The profile of Large Network Partnerships candidates includes groups that are focused on solid performance, are "asset light" medical groups, independent practice associations and health systems. The ideal Large Network Partnership candidate has a strong, well-documented managed care performance, a cohesive physician membership base and an ability to take decisive action to leverage or improve performance.

         The first retail Large Network Partnership was established on July 1, 2000, between Central Jersey Physician Network and us. Central Jersey Physician Network is solely responsible for its financial performance. We provide administrative and medical management services in return for a monthly fee and a share of the resulting surpluses. The contract with Central Jersey Physician Network has yielded over 6,180 new enrollees. The Family Practice Center at Ferren Mall, the original pilot site, currently has 737 members under its performance-based contract with us.

Health Plan Management Services.


         Our main business is increasing the number of covered lives and then assisting the providers in managing the delivery of health care to those lives. The main components to this business line include:


         a)   Negotiation/management of performance-based incentive contracts;
         b)   Negotiation/management of Large Network Partnerships;
         c)   Primary care physician recruitment;
         d)   Managed care contracting/administration;
         e)   Network management and provider relations;
         f)   Claims and stop loss management; and
         g)   Medical management.


         Currently, we most aggressively pursue performance-based incentive contracts with compensation based on age- and sex-adjusted capitation rates and/or percentage of premium. We provide high-caliber professional services, such as business development, information systems, credentialing, provider support services, network development and management, and medical management, including utilization management, and risk and quality assurance management. We believe that performance-based incentive contract negotiation and management currently has the ability to generate the greatest revenue. Our success in this area relies on our ability to negotiate contracts, capture covered lives and assist the providers in managing those lives. Performance-based incentive contracting involves contracting with the major health plans, contracting with primary care physicians, and persuading health plan enrollees to select our primary care physicians.

         In 1995, we entered into our first full performance-based incentive contract with U.S. Healthcare. Pursuant to that agreement we are responsible for delivering and medically managing the complete medical loss ratio, with the exception of pharmacy, mental health, and services inconsistent with the Ethical and Religious Directives for Catholic Healthcare Facilities. In August 1998, the Medicare risk component was implemented with the newly-merged Aetna U.S. Healthcare. The Aetna U.S. Healthcare contract currently covers commercial lives with an option to integrate Medicaid lives into the risk program.

         We entered into an upside performance-based incentive contract effective July 1, 2000 with Horizon (Blue Cross and Blue Shield of New Jersey) in which we are the manager of specific clinical and financial information while Horizon retains the responsibility for medical management, policy implementation, member services and claims processing. However, our role will evolve to become increasingly involved in all aspects of medical management. Although Horizon was budgeted at 12,000 member months, recruitment efforts yielded 19,722 member months by the end of 2000. For 2001, Horizon was budgeted at 18,000 member months, but our efforts yielded 125,873 member months by the end of the year.

         In accord with our goal of achieving expansion and diversification of our revenue streams, we assisted in the conversion of St. Peter's University Hospital to a fully leveraged performance-based model in January 2000 whereby we manage and administer the ERISA employee health benefits plan for St. Peter's University Hospital. We anticipate that the conversion of St. Peter's will serve as a prototype of a product-offering targeted at other hospitals and large regional employers.


         We are de-emphasizing our practice management product line. In March 2000, we outsourced all transaction processing and left the hospital outpatient administrative services business line. The division formerly identified as delivery systems management was then incorporated into our physician support services segment. We wound down unprofitable or non-complementary lines of business in the first quarter of 2000. We either subcontracted or discontinued a number of services including billing and collections, managed care administration and hospital- based physician billing. We currently have only one practice management client.


Company Structure: Focus on Product Lines


         Our internal organizational structure is such that our personnel are focused on product-lines and positioning ourselves as an expert in enrollee acquisition, population-based health care management, and physician support services. Our position as a leader in the health care industry in New Jersey has enabled us to implement new programs and initiatives and to communicate effectively with local physicians and other health care providers.

         Our ability to measure appropriate utilization of health care services and the effect of appropriate utilization of those services on medical delivery expenses in the years 2000 and 2001 has improved through our implementation of through the following initiatives:


          o    The annual audit of the ERISA Third Party Administrator;

          o    Semi-annual incurred but not reported actuarial studies;

          o Improved management and analytical models to project medical delivery expenses; and

          o Integration of the finance and medical management staffs in evaluation and calculation of incurred but not reported claims.


         Our finance, actuarial, and legal analysis and support processes have also been streamlined. We created and filled a senior level business development position. We consolidated information management, finance and performance reporting under a single vice president. Health care performance management is focused on producing timely information and results-reporting for all performance-based incentive contracts. Provider input and communication remain a top priority.

         The ability to efficiently develop and market new products is key to our achieving the goal of expansion and diversification of our revenue streams. Our recent internal structural change from a divisional to a product line entity improved our ability to more efficiently develop new products. The results of our structural change include the development and marketing of Large Network Partnerships and the performance-based ERISA product. To coincide with our internal structural change, each product line and revenue source is managed by a specific Business Manager. This senior level position has complete authority, responsibility and accountability for the overall results of each specific product line. Furthermore, we have implemented additional performance reporting capabilities that have greatly improved our ability to assimilate data to produce useful information to manage key operational and corporate metrics.

         We reaffirmed our commitment to customer satisfaction by organizing client relations initiatives under a dedicated Vice President. This position has overall responsibility for the management of the Joint Operating Committees. These empowered, multi-disciplinary teams consist of representatives from the Company and from a specific client. Joint Operating Committee participants include multiple levels of management and appropriate staff. The focus of the Joint Operating Committee is to review performance, increase opportunities for improvement and monitor results.


         During fiscal year 2000, we successfully negotiated and implemented a unique reinsurance arrangement in partnership with London based Centre-Zurich and Aon Risk Services of Boston. This program allows us provide the United Medical Group and Large Network Partnerships separate excess loss coverage under a single contract through 2002.


Medical Management

         We have a comprehensive medical management team in place, which includes a physician medical director, a vice president of medical management and a case manager. Our medical management team implemented a full spectrum of appropriate utilization of health care services and medical management services for St. Peter's University Hospital in January, 2000 and for Large Network Partnerships in July, 2000. The physician-led team completed detailed reviews, analysis, and management of facility admissions and pre-certification, disease management and focused large case management while instituting a number of innovative programs to assure site-appropriate care. During 2001, the process of effectively combining our expertise in the areas of medical management, information systems and finance was further developed. The results of integrating these disciplines have led to more precise financial modeling and trending of health care expenses.

         In 2001, we established a hospitalist program. Through this program, we identify hospital specialists who serve as physicians of record to inpatients and their primary care physicians. Our hospitalist program enables outpatient primary care physicians to enhance the services provided in outpatient settings.

         Our medical management team continuously reviews and updates all our policies and procedures to ensure compliance with the regulations and requirements of HMOs and other regulated models. The medical management team also has the responsibility of providing performance data and other information to the relevant audiences, which results in improved relations with our providers and improves the quality and efficiency of service.

Customer Relations

         The creation of a customer relations department in 2000 enables us to better focus on customer satisfaction. The department focuses on issue identification and resolution for physicians, members, payors, and internal employees. We also manage and monitor the relationships between entities to which we have out-sourced work, such as claims processing under our ERISA product, and our customers and our other contract service-providers to ensure continued quality improvement.

         We have developed an internal system for tracking issues. By implementing this system and organizing issue-resolution teams with representation from general administration, network and medical management and customer relations, we have been able to resolve issues and communicate such resolution in a more timely fashion and in an organized and effective manner.

         The formation and implementation of our Partners In Care-Customer Joint Operating Committees has resulted in a customer-focused and organized approach to meeting customer requirements and needs. The process also ensures that communication channels are always available and provide information regarding performance.

         Press Ganey Associates, Inc., a national satisfaction survey firm, was retained in 2001 and member and physician satisfaction surveys were instituted. The surveys were originally intended to be conducted on a quarterly basis but have been rescheduled to be conducted on a yearly basis. The change in process is to ensure that the response rate is adequate to validate the survey and provide sufficient survey results to ascertain specific areas of focus for improvement.

         Upon completion of the tabulation of survey data, Press Ganey Associates, Inc. works with Market Strategies, Inc., a market research and consulting firm, on analysis and report preparation. Analysis and recommended areas of needed attention are highlighted. The results of these surveys are then used by us in the Continuous Quality Improvement Program to improve performance and client satisfaction.


Claim Management

         We monitor the progress of enrollee-patients through the medical system each time they seek and receive medical services from our network. When an enrollee chooses one of our primary care physicians from Aetna's physician network, that enrollee then gets assigned to the contract between us and Aetna. Aetna is responsible for a patient's claims payment whether the patient chooses an Aetna physician from either our network or outside of our network.

         A typical enrollee who needs medical treatment goes to his primary care physician for treatment. The physician examines the patient and prescribes medication. The physician receives a capitation fee for these services. If the primary care physician refers the patient to a participating specialist, that specialist sends his claims directly to Aetna. Aetna pays the claims.


Information Management and Performance Reporting

         Since our inception, we have expanded our management and technical staff, have improved our relationships with existing sub-contractors, and have increased our relationships with new sub-contractors. These changes have refined and improved our ability to analyze data and to ensure the smooth flow of information. We believe that the efficient collection, management and delivery of information, including performance reports, is critical to our growth. We anticipate being able to profile all of our providers such that performance-based distributions can be optimally managed and distributed. Our improved ability to collect, manage and disseminate performance data and other information will also improve our ability to meet current and future regulatory licensing and reporting requirements, to provide support services in the primary care arena, and to cultivate, implement and assist in maintaining Large Network Partnerships. We have also established alliances with two outside sources in the analytical field, so that we can broaden our analytical expertise without having to build a potentially costly internal infrastructure.


         Our web site was upgraded and redesigned during 2000 to increase its functionality and to improve communications with customers and key constituents. Improvements are an on-going process to maximize the potential and efficiencies of the Internet.


Service Area Demographic Overview

The following discussion is based on the most recent information available.


Middlesex County

         Middlesex County's population continues to climb steadily. In 1990, Middlesex County's population was 671,811. In the past ten years, the population has grown 9%, and is projected to grow another 10% by 2010. The penetration of HMOs in Middlesex County is 27%. This is slightly lower than the average state HMO penetration of 29%.

         Within the county there are six acute care hospitals, including Robert Wood Johnson University Hospital and St. Peter's University Hospital in New Brunswick, JFK Medical Center in Edison, Raritan Bay Medical Center in Old Bridge and Perth Amboy, and the Memorial Medical Center at South Amboy. JFK Medical Center also operates the Johnson Rehabilitation Institute, a comprehensive rehabilitation facility in Edison, and the county government operates Roosevelt Hospital, a chronic and long-term care hospital in Metuchen.

Somerset County

         In 1990, Somerset County's population was 240,245. In the past ten years the population has grown 22% and is projected to grow another 15% by 2010. HMO penetration of Somerset County's population is 25%, slightly lower than the state average of 29%.

         Somerset Medical Center is the sole acute care hospital in the county. Two specialized hospitals are also located within the county: Carrier Foundation, Belle Mead, a mental health facility, and the Veterans Affairs Medical Center, Lyons, a chronic and long-term care hospital for veterans.

Hunterdon County

         In 1990, Hunterdon County's population was 107,802. In the past ten years the population has grown 18%, and is projected to grow another 11% by 2010. HMO penetration of Hunterdon County's population is 25%, slightly lower than the state average of 29%.


Burlington County

         In 1990, Burlington County's population was 395,066. In the past ten years the population has grown 9%, and is projected to grow another 8% by 2010. HMO penetration of Burlington County's population is 32%, slightly higher than the state average of 29%.


Monmouth County

         In 1990, Monmouth County's population was 553,093. In the past ten years the population has grown 11%, and is projected to grow another 7% by 2010. HMO penetration of Monmouth County's population is 27%, slightly lower than the state average of 29%.

Morris County

         In 1990, Morris County's population was 421,361. In the past ten years the population has grown 10%, and is projected to grow another 7% by 2010. HMO penetration of Morris County's population is 23%, slightly lower than the state average of 29%.

Ocean County

         In 1990, Ocean County's population was 433,203. In the past ten years the population has grown 14%, and is projected to grow another 9% by 2010. HMO penetration of Ocean County's population is 26%, slightly lower than the state average of 29%.

Union County

         In 1990, Union County's population was 493,819. In the past ten years the population has grown only 1%, and is projected to remain flat through 2010. HMO penetration of Union County's population is 26%, slightly lower than the state average of 29%.


Competition

         Competition for the provision of management services in the health care industry is intense and exists in many forms, including organized delivery systems (groups of primary and specialty care physicians), HMOs, individual practice associations (associations of independent physicians), and large hospitals. Although the particular form of groups and associations that represent our competition is constantly changing, the competitive presence of the groups remains in the market. Our current and prospective competitors include Mid-Coastal IPA and St. Barnabas Health System as well as other integrated delivery systems, physician hospital organizations, and organized delivery systems, prepaid medical plans and conventional health insurers.


Intellectual Property, Trademarks and Proprietary Rights

         The service mark "Partners in Care" has been registered in the State of New Jersey.



Facilities

         We lease approximately 9,100 square feet of office space in Somerset, New Jersey, for our corporate headquarters. Activities at our Somerset headquarters include administration, sales, product development and support. The lease provides for base rent of approximately $13,000 per month and expires on June 30, 2004. We believe that our current facilities are adequate to meet our needs for the foreseeable future.


Employees

         As of March 31, 2002, we had 19 full-time employees and 1 per diem employee (working less than 30 hours per week). We believe our future success will depend, in part, on our continued ability to attract and retain highly qualified personnel in a competitive market for sales and marketing personnel. None of our employees is represented by a labor union or subject to a collective bargaining agreement. We believe that our relations with employees are good.


Legal Proceedings

         There are currently no claims or actions pending against us.

                                   MANAGEMENT


         The following table sets forth information with respect to each person who serves as an executive officer or director of us and their ages as of the date of this prospectus:



            Name                                            Age    Position
            ----                                            ---    --------
            Dennis G. Wilson                                46     President and Chief Executive Officer
            Kevin J. O'Brien                                38     Executive Vice President, Chief Operating
                                                                   Officer and Principal Financial Officer
            Bruce C. Dees                                   45     Executive Vice President, Business Development
            Mauro Tucci, M.D.                               42     Medical Management Consultant


                              BOARD OF DIRECTORS


            Name                                            Ages                    Specialty or Corporate Affiliation
            ----                                            ----                    ----------------------------------
            Bernard J. Kelley                               60                      Chairman of the Board;
                                                                                    President Merck Manufacturing
                                                                                    Division, Merck & Co., Inc.
            Steven C. Goldberg, M.D.                        45                      Vice Chairman of the Board;
                                                                                    Obstetrics and Gynecology
            Frank J. Ryan                                   62                      Treasurer of the Board;
                                                                                    Retired Company Group Chair
                                                                                    Johnson & Johnson
            Mauro Tucci, M.D.                               42                      Secretary of the Board;
                                                                                    Internal Medicine
            John Calandriello                               47                      Senior Vice President of
                                                                                    Finance and Chief Financial
                                                                                    Officer of St. Peter's
                                                                                    University Hospital
            Robert E. Campbell                              68                      Former Vice Chairman of the
                                                                                    Board of Directors of Johnson
                                                                                    and Johnson
            The Rev. Msgr. William Capik                    72                      Chairman, St. Peter's
                                                                                    University Hospital Board of
                                                                                    Trustees; Pastor, The Church
                                                                                    of St. James
            John J. Hoagland, Esq.                          71                      Of Counsel, Hoagland, Longo,
                                                                                    Moran, Dunst and Doukas -
                                                                                    Attorneys at Law
            Louis Diemer III, M.D.                          59                      Pediatric Medicine
            Steven Lenger, M.D.                             48                      Gastroenterology
            Jay Horowitz, M.D.                              40                      Otolaryngology
            John J. Nevins, III, D.O.                       43                      Family Practice Medicine
            Warren Sweberg, M.D.                            57                      Pediatric Medicine

            Each director will hold office until the next annual meeting of shareholders or until his successor has been elected and qualified. Our officers are elected by the Board of Directors and serve at the Board's discretion.

Executive Officers and Directors


            Bernard J. Kelley has served as Chairman of our Board of Directors since we were formed. Mr. Kelley has served as the President of Manufacturing Division of Merck & Co., Inc. since January 1994.

            Dennis G. Wilson has served as President and Chief Executive Officer since February 1999. He served as Vice President, Sales and Marketing of Physicians Health Service and Chief Marketing Officer at First Option Health Plan from September 1995 to December 1998. From 1991 to 1995, he was a Senior Director at Independence Blue Cross and was involved with sales and distribution systems management.


            Kevin O'Brien serves as Executive Vice President and Chief Operating Officer and has worked with us since 1995. Between 1989 and 1995, Mr. O'Brien served as the Director of Strategic Planning and Marketing for St. Peter's University Hospital.

            Bruce Dees has served as Executive Vice President, Business Development since March 1, 2000. Prior to this, he served us as an independent contractor as the principal of Bruce Dees and Associates. From 1994 to 1999 he worked for Aetna US HealthCare as a Senior Network Manager for the states of Connecticut and Rhode Island and before that as a Network Manager for Northern New Jersey. Before joining the Aetna he served in a variety of positions with hospitals on the east and west coasts.


            Steven C. Goldberg, M.D. has served as one of our Directors since our inception. Dr. Goldberg has practiced obstetrics and gynecology with Brunswick Associates since June 1996. He also serves as President of Brunswick Associates. Dr. Goldberg was Vice-President of Milton D. Schwartz, Steven C. Goldberg M.D., P.A. from June 1991 to June 1996 during which time he also practiced obstetrics and gynecology.

            Frank J. Ryan has served as one of our Directors since our inception. He served as Company Group Chair of Johnson & Johnson from November 1998 to 2001. From 1992 to 1998, Mr. Ryan served as President of Ethicon, Inc.


            Mauro Tucci, M.D. has served as one of our Directors since January 1999. Since 1996 he has served as the President and Chief Executive Officer of Medical Associates of New Brunswick, a large multispecialty group practice in Middlesex County, New Jersey, and as the senior practicing physician for the group. Medical Associates of New Brunswick is a client of ours.


            Robert E. Campbell has served as one of our Directors since our inception. Since retiring as Vice Chairman of the Board of Directors of Johnson & Johnson, in which capacity he served from 1989 to 1995, Mr. Campbell has been involved with various non-profit organizations, and has served as Chairman of various entities, including Robert Wood Johnson Foundation, the Cancer Institute of New Jersey and Fordham University. Mr. Campbell also serves as a director of Hanover Capital.

            The Rev. Msgr. William J. Capik has served as one of our Directors since our inception. Msgr. Capik has served as the secretary and treasurer of the Diocese of Metuchen since September 1996 and also serves as pastor of the Church of St. James in Basking Ridge, New Jersey.


            John J. Hoagland, Esq. has served as one of our Directors since April 1999. He has been a practicing attorney in the State of New Jersey with Hoagland, Longo, Moran, Dunst & Doukas since 1958. He currently holds an Of Counsel position with this firm.


            Louis M. Diemer, III, M.D. has served as one of our Directors since May 1999. Dr. Diemer has been a practicing physician with the New Brunswick Pediatric Group since 1974.

            Steven Lenger, M.D. has served as one of our Directors since 1999. Dr. Lenger is the President of E. Steven Lenger, M.D., PA and has practiced as a physician with this group since 1993.


            Jay Horowitz, M.D., has served as one of our Directors since early 2001. Dr. Horowitz is an otolaryngologist and has been in private practice since July 1992.


            John J. Nevins, III, D.O. has served as one of our Directors since our inception. Dr. Nevins has practiced as a physician with Central Jersey Family Physician since 1990.

            Warren A. Sweberg, M.D. has served as one of our Directors since our inception. Dr. Sweberg has practiced as a pediatrician with East Brunswick Pediatric Associates since June 1976.


            John Calandriello has served as one of our Directors since July, 2001. Mr. Calandriello has served as Senior Vice President and Chief Financial Officer of St. Peter's University Hospital since May, 1998. From May 1995 to May 1998, Mr. Calandriello served as the Executive Vice President - Managed Care Services and Chief Financial Officer of Clara Maass Medical Center.

Committee Structure


            In addition to our Board of Directors and executive management team we have several committees, created pre-incorporation between 1992 and 1995 to establish and organize the Company and its structure as follows:

            The Medical Management Committee - The Medical Management Committee is responsible for the comprehensive oversight of the policies and procedures related to medical service delivery, quality assurance and improvement, utilization of service management, clinical protocols, and critical paths. The committee reviews information on a monthly basis, including results of the catastrophic case management process and general medical delivery expense patterns. All members of the committee are physicians.

            The Network Management Committee - The Network Management Committee is responsible for the comprehensive oversight of the adequacy of the provider service network across all categories of provider and benefits products. The committee receives continuity of care referrals from both the Medical Management Committee and executive staff for expansion and/or focus for the provider network. Overall responsibility also includes maintaining an updated strategic provider needs analysis as well as the primary care physician recruitment plan. Members of the committee are physicians and members of our board of directors.

            The Physician Credentialing Committee - This committee is dedicated solely to the credentialing and re-credentialing of physician members. Committee members are all physicians, and have staff support to provide a secure atmosphere to perform potentially sensitive peer review as part of the credentialing and re-credentialing process. The committee consists of four primary care physicians, two specialty care physicians and members of our board of directors.

            The Finance and Compensation Committee - The responsibilities of this committee include the comprehensive oversight of the financial management process including statutory compliance, incurred but not reported reserve adequacy, provider distribution policy development, and administration of the Executive Long Term Incentive Stock Option Plan. The committee consists of physicians and members of our board of directors.


Compensation of Directors


            Members of our board of directors serve without compensation at the present time. We reimburse the out-of-pocket expenses incurred by directors for attendance at Board or committee meetings.


Executive Compensation


            The following table summarizes all compensation awarded to, earned by, or paid to (i) all individuals who served or functioned as our Executive Officers during the fiscal year ended December 31, 2001 and (ii) our three most highly compensated executive officers who were serving at the end of the fiscal year ended December 31, 2001 whose annual salary and bonus exceeded $100,000 (the "Named Executive Officers"), for services rendered in all capacities to us for the fiscal year ended December 31, 2001.

                           Summary Compensation Table


                                                 Annual                             Long-Term
                                             Compensation                         Compensation
                                             ------------                         ------------
Name and Principal Position                                                 (Incentive Compensation
                                                                                including unpaid            Restricted
                                                                                compensation and               Stock
                                               Fiscal         Salary          deferred incentive stock         Awards
                                                Year            $                       $                         $
                                                ----        ----------        -------------------              ------
Dennis G. Wilson                                2001         $220,500              $108,045                      $0
President, Chief Executive Officer              2000         $210,000              $108,150                      $0
                                                1999         $173,000              $101,000                      $0

Kevin J. O'Brien                                2001         $157,500              $ 86,625                      $0
Executive Vice President                        2000         $150,000              $ 75,000                      $0
Chief Operating Officer                         1999         $135,000              $ 68,000                      $0

Bruce C. Dees                                   2001         $136,500              $ 78,680                      $0
Executive Vice President,                       2000         $130,000              $ 51,500                      $0
Business Development



We did not grant any stock options during the year ended December 31, 2001 to the named executive officers.


Stock Option Plan

         Our board of directors and shareholders have approved an Executive Long-Term Incentive Stock Option Plan which we anticipate will become effective in 2002. The plan is designed to: (1) closely associate the interests of our management with our shareholders by reinforcing the relationship between participants' rewards and shareholder gains; (2) provide management with an equity ownership in us commensurate with our performance, as reflected in increased shareholder value; (3) maintain competitive compensation levels; and
(4) provide an incentive to management for continuous employment with us.

         The Plan will be administered by our Finance and Compensation Committee, which is comprised of disinterested persons appointed by our board of directors, as constituted from time to time. The Committee shall consist of at least two members of our board of directors.

         Participants in the Plan will be selected by the Committee from our executive officers and other key employees who occupy responsible managerial or professional positions and who have the capability of making a substantial contribution to our success. In making this selection and in determining the form and amount of Incentive Stock Option awards, the Committee will consider any factors deemed relevant, including, but not limited to, the individual's functions, responsibilities, value of services to us and past and potential contributions to our profitability and sound growth.

         Only Class C Non-Voting Common Stock will be used for Incentive Stock Options. The initial number of shares allocated to the Executive Long-Term Incentive Stock Option Plan by the Board at this time is limited to 15,000.
In addition, no employee may receive more than $100,000 in Incentive Stock Options in any 12 month period.

         The purchase price of any Incentive Stock Option shall be 100% of the fair market value of the shares as determined in the corporate valuation report, that we obtain annually, which is nearest in time to the date of the grant of the Incentive Stock Option.

         Each Incentive Stock Option shall vest or be exercisable, at a rate of 25% for every 12 months after the date of the grant. Each Incentive Stock Option must be exercised within 10 years of the date of its granting.

         Because there is no ready market for the sale of Class C Shares, and to maintain control of our outstanding shares, all Class C Shareholders will be required, as part of the grant of the incentive stock option, to enter into a shareholders' agreement with us, which will place certain restrictions on the sale of their shares and which will require us to repurchase the shares under certain circumstances.



Employment Agreements

         We have agreements with our President/Chief Executive Officer, Executive Vice President/Chief Operating Officer and Executive Vice President, Business Development, which provide for severance payments upon the involuntary termination of each officer.


Long-Term Incentive Plans

         We have no long-term incentive plans other than the Executive Long-Term Incentive Stock Option Plan.


Compensation Committee Interlocks and Insider Participation


         The members of the Finance and Compensation Committee are Steven C. Goldberg, M.D., Frank J. Ryan, Mauro Tucci, M.D., Louis M. Diemer, III, M.D., Steven Lenger, M.D., John J. Nevins, III, D.O. and Warren A. Sweberg, M.D. Every member of this Committee has an interest in the decisions made by the Committee that concern stock options and compensation. Other than Dr. Mauro Tucci's position as Chief Executive Officer and shareholder of Medical Associates of New Brunswick, which has a contract with us, and his position as a consultant medical director of ours, there are currently no compensation committee interlocks with other entities or insider participation on the Finance and Compensation Committee.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the common stock as of the date of this prospectus and as adjusted to reflect the sale of the shares offered thereby by (i) each person known to own beneficially 5% or more of the outstanding shares of common stock; (ii) each director (iii) each executive officer; and (iv) all executive officers and directors as a group. Unless otherwise noted below, such shareholders have sole voting and investment power as to shares shown.


                                                      Beneficial Ownership          Number          Beneficial Ownership
                                                      Prior to the Offering        Of Shares        After the Offering
                                                      ---------------------                         ------------------
                                                     Number                          Being          Number
Name of Beneficial Holder                           of Shares   Percentage          Offered     of Shares(1)   Percentage
-------------------------                           ---------   ----------          -------     ------------   ----------
Louis M. Diemer (Class A).........................     100           *               100             0
Steven C. Goldberg (Class A)......................     100           *               100             0            *
Steven Lenger (Class A)...........................     100           *               100             0            *
Jay Horowitz (Class A)............................     100           *               100             0            *
John J. Nevins (Class A)..........................     100           *               100             0            *
Warren A. Sweberg (Class A).......................     100           *               100             0            *
Mauro Tucci (Class A).............................     100           *               100             0            *
St. Peter's University Hospital (Class B)......... 177,500         96%                 0       177,500          96%

All Executive Officers and Directors as a Group
  (18 persons).................................        700           *               700             0            *

---------
* Less than 1% of total outstanding common stock, but represents 1.4% each of our outstanding Class A stock and 9.85% as a group (18 persons).

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         Medical Associates of New Brunswick has independently entered into a management contract with us. Dr. Mauro Tucci, one of our shareholders and directors, is the Chief Executive Officer and a 50% owner of Medical Associates of New Brunswick. We provide physician support services to Medical Associates of New Brunswick, which amounted to $83,967 and $98,382 for the three months ended March 31, 2002 and 2001 respectively (unaudited), and $690,602, $28,536 and $428,304 for the years ended December 31, 2001, 2000 and 1999 respectively. Under the terms of our agreement with Medical Associates of New Brunswick, it is obligated to us for a fixed percentage of its net collections or revenues, in exchange for our practice management services which include business office, general administration, managed care administration and/or information systems and services. In June, 2001, we accepted a note receivable in exchange for accounts receivable from Medical Associates of New Brunswick to improve collections and structure payments in accordance with Medical Associates of New Brunswick's ability to pay. Medical Associates of New Brunswick is obligated under the terms of the note receivable to pay us on a weekly basis until August 2014.

         Until August 1, 2001, the Family Practice Center of St. Peter's University Hospital, Inc. was independently a party to a management contract with us. The Family Practice Center is an affiliate of St. Peter's University Hospital, of which we are a majority-owned subsidiary. Under the terms of our agreement with the Family Practice Center, it was obligated to us for a fixed percentage of its net collections or revenues, in exchange for our practice management services which included business office, general administration, managed care administration and/or information systems and services. Since August 1, 2001, we have continued to provide, on an hourly basis, physician support services to the Family Practice Center, which amounted to $19,324 for the three month period ended March 31, 2002, compared to $472,974 for the three month period ended March 31, 2001. For the years ended December 31, 2001, 2000 and 1999, we provided services amounting to $1,161,669, $1,879,882 and $2,137,679 respectively.

         Through our agreement with Aetna U.S. Healthcare, Inc., we engage in certain business transactions with physicians who are also our shareholders and some of whom are members of our board of directors, whereby Aetna disburses medical delivery expenses for HMO members in our network to our stockholder-physicians. The amounts for medical delivery expenses paid to these physicians were $2,835,133 and $3,920,799 for the three months ended March 31, 2002 and 2001 respectively, and $15,700,903, $13,498,833 and $6,680,173 for the
years ended December 31, 2001, 2000 and 1999, respectively.


         St. Peter's University Hospital, of which we are a majority-owned subsidiary, has a contract with us. That contract is similar to the contract between us and Aetna in that we bear the risk for St. Peter's University Hospital's health care costs if those costs exceed the premium paid by St. Peter's University Hospital to us. Revenues for physician support services rendered to St. Peter's University Hospital amounted to $-0- and $100 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $200, $47,788 and $373,911 for the years ended December 31, 2001, 2000 and 1999, respectively. Computer software access fees, included in revenues, billed to St. Peter's were $-0- for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), and $-0-, $288,750 and $330,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in accounts receivable are physician support services fees billed to St. Peter's of $-0-for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), and $-0-, $1,783 and $493,526 at December 31, 2001, 2000 and 1999, respectively.

         Under St. Peter's Self Insurance Plan, we provide medical management and St. Peter's pays its own employees' claims, which are processed by a third party administrator.

         During 2000, we assumed full risk for the administration of St. Peter's ERISA employee medical plan. We recognized revenue from the plan of $2,806,096 and $2,259,626 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $9,174,394 and $8,875,508 for the years ended December 31, 2001 and 2000, respectively. Health care provider fees receivable from St. Peter's consisted of net amounts due from St. Peter's of $3,580,747 at March 31, 2002 (unaudited) and $774,651 and $1,757,132 at December 31, 2001 and
2000, respectively. Included in accounts receivable are amounts due from St. Peter's for the ERISA Plan of $-0- at March 31, 2002 (unaudited) and $-0- and $120,034 at December 31, 2001 and 2000, respectively.

         We reimbursed St. Peter's for certain operating expenses that were incurred on its behalf. These expenses were approximately $-0- and $580 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $1,076, $45,785 and $125,840 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in accounts payable are invoices from St. Peter's amounting to $-0- at March 31, 2002 (unaudited) and $-0- and $29,462, at December 31, 2001 and 2000, respectively.

         We are obligated to St. Peter's for provider distributions amounting to $1,030,745 at March 31, 2002 (unaudited) and $756,861 and $1,043,364 at December
31, 2001 and 2000, respectively. We incurred provider distribution expenses to St. Peter's of $133,994 and $85,554 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $570,000, $534,463 and $562,373 for the years ended December 31, 2001, 2000 and 1999, respectively.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 4,000,000 shares of common stock, without par value, of which 1,000,000 shares are Class A common stock, 1,000,000 shares are Class B common stock, 1,000,000 shares are Class C common stock, and 1,000,000 shares are Class D common stock.

         Holders of shares of Class A common stock must be either New Jersey professional services corporations formed for the purpose of the practice of medicine or New Jersey licensed physicians and fully credentialed members of the United Medical Group, P.C.

         Shares of Class B common stock may only be purchased by St. Peter's University Hospital or entities in which St. Peter's has a controlling interest.

         Holders of shares of Class C common stock must be: (i) our employees who participate in our Executive Long-Term Incentive Stock Option Plan; or (ii) those holders of Class A shares who, due to retirement from the practice of medicine, are no longer eligible to own Class A shares. Owners of Class C stock who wish to transfer their shares of Class C stock may do so only to us, or to a person who is an employee of ours who participates in the Executive Long- Term Incentive Stock Option Plan, or a person who was a holder of Class A shares but who, due to retirement from the practice of medicine, is no longer eligible to own Class A shares.

         The ownership requirements and restrictions for Class D stock have not been fully developed at this time, however, we anticipate that up to 20% of this class of common stock will be made available for purchase by certain qualified third party investors. Among those potential Class D investors may be persons or entities that provide business services or consulting services to us and that, as part of their compensation for said services, may be entitled to receive Class D stock.

         The sale of Class C or D stock as well as the sale of additional Class A or B stock may dilute the interest of the purchasers of Class A and/or Class C stock who subscribe to this offering.


         As of the date of this prospectus, there are 7,100 shares of Class A common stock and 177,500 shares of Class B common stock issued and outstanding and we are holding 400 shares of our Class A common stock as treasury shares.



         Holders of Class A and Class B common stock are entitled to one (1) vote for each 100 shares held of record on all matters to be voted on by the shareholders and do not have cumulative voting rights. Holders of Class C and Class D common stock are not entitled to vote on any matters submitted to the shareholders. The election of directors is voted on in the following manner. The holders of Class A common stock, voting as a class, have the right to elect seven (7) directors, four of whom are primary care physicians and three of whom are specialty physicians. The holders of Class B common stock, voting as a class, have the right to elect seven directors. The holders of Class D common stock, voting as a class, have the right to elect three (3) directors who are non-voting directors and so do not have any right to vote on any matters before the Board of any committees of the Board. The Class A and D directors and the Class B directors are each elected by a plurality of the votes cast by those voting as a class. All other matters are determined by a majority of the votes cast in any class voting as a group. Our Certificate of Incorporation requires that, with respect to a sale of our company, holders of Class A, Class B, Class C and Class D, if required by law, will vote as individual classes. The holders of Common Stock are entitled to receive dividends when declared by our board of directors out of legally available funds. The shares of common stock that will be outstanding upon the consummation of this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.


         Holders of common stock of any class have neither any preemptive or subscription rights, nor any redemption or conversion rights.

Limitation on Liability

         Our Certificate of Incorporation limits or eliminates the liability of our directors or officers to us and our stockholders for monetary damages to the fullest extent permitted by the New Jersey Business Corporation Act, as amended. The law provides that a director of a corporation shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of such person's duty of loyalty; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;
(iii) for the payment of unlawful dividends and certain other actions prohibited by New Jersey corporate law; and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

         We have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. See "Business -- Legal Proceedings" for a discussion of pending litigation.

Transfer Agent and Registrar

         We serve as the transfer agent and registrar for our common stock.

                         SHARES ELIGIBLE FOR FUTURE SALE


         Upon completion of this offering, we will have 50,000 shares of Class A common stock and 20,000 shares of Class C common stock outstanding. The shares will be freely tradeable without restriction or further registration under the New Jersey Uniform Securities Act. The shares are, however, subject to restrictions on transfer that are contained in our by-laws and Certificate of Incorporation.


                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon for us by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey.

                                     EXPERTS


         Our financial statements as of December 31, 2001, 2000 and 1999, and for each of the years then ended included in this prospectus have been audited by WithumSmith + Brown, independent certified public accountants, in reliance on their reports, given upon their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus, which constitutes a part of a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") filed by us with the SEC under the Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to Partners In Care, Corp. and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below.


         Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.


         We are subject to certain of the informational reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, file reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279. Copies of such materials may also be obtained in person from the Public Reference Section of the SEC at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates.


  Additionally, such material may be obtained at the web site the SEC maintains at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                             PARTNERS IN CARE, CORP.
                        CONTENTS TO FINANCIAL STATEMENTS



                                                                                   PAGE
                                                                                   ----
Independent Auditors' Report                                                        F-1


Balance Sheets
March 31, 2002 (Unaudited) and December 31, 2001 and 2000                           F-2


Statements of Income
For the Three Months Ended March 31, 2002 (Unaudited) and 2001 (Unaudited)
and for the Years Ended December 31, 2001, 2000 and 1999                            F-3


Statements of Stockholders' Equity
For the Years Ended December 31, 2001, 2000 and 1999
and for the Three Months Ended March 31, 2002 (Unaudited)                           F-4


Statements of Cash Flows
For the Three Months Ended March 31, 2002 (Unaudited) and 2001 (Unaudited)
and for the Years Ended December 31, 2001, 2000 and 1999                            F-5


Notes to Financial Statements                                                   F-6 - F-18


INDEPENDENT AUDITORS' REPORT


To the Stockholders,
Partners In Care, Corp.:

We have audited the accompanying balance sheets of Partners in Care, Corp. as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of Partners in Care, Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partners In Care, Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



WithumSmith+Brown
New Brunswick, New Jersey
March 14, 2002

                             PARTNERS IN CARE, CORP.
                                 BALANCE SHEETS



                                                                            March 31,                 December 31,
                                                                        ---------------    -----------------------------
       ASSETS                                                                 2002             2001            2000
                                                                              ----             ----            ----
                                                                           (Unaudited)
Current Assets:
   Cash                                                                    $ 1,144,404      $ 2,064,039      $ 1,554,039
   Accounts receivable, net of allowance for doubtful accounts
     of $98,500 in 2002, 2001 and 2000                                         154,600           96,630          387,711
   Current portion of notes receivable                                          39,431           42,002             --
   Healthcare provider fees due from AUSHC                                  46,563,036       43,420,454       38,457,189
   Healthcare provider fees due from SPUH                                    3,580,747          774,651        1,757,132
   Stop-loss recoveries receivable                                           1,929,658        1,777,314          344,694
   Deferred income taxes                                                       776,600          906,000          273,700
   Other current assets                                                        159,621          147,099          125,321
                                                                           -----------      -----------      -----------
       Total Current Assets                                                 54,348,097       49,228,189       42,899,786

Property and Equipment - Net                                                   192,180          206,670          187,132
Intangible Assets - Net                                                         24,750           25,300           27,500
Notes Receivable - Net of Current Portion                                      495,515          496,861             --
Due From Related Party - SPUH                                                     --               --            661,587
Deferred Income Taxes                                                          107,300           65,800          158,500
Other Assets                                                                    34,766           33,851           28,352
                                                                           -----------      -----------      -----------

       TOTAL ASSETS                                                        $55,202,608      $50,056,671      $43,962,857
                                                                           ===========      ===========      ===========

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable                                                        $   430,532      $   952,818      $   830,826
   Accrued expenses                                                          1,501,440        1,374,902          969,200
   Accrued payroll and benefits                                                742,514          930,503          801,163
   Income taxes payable                                                        708,093        1,722,989          334,980
   Healthcare provider fees payable                                         40,462,342       34,476,087       32,770,410
   Current portion of provider distributions payable                         2,100,000        2,100,000        2,135,141
   Current maturities of long-term debt - SPUH                                 161,602          161,602          161,602
   Current portion of long-term debt                                           214,652          214,665             --
                                                                           -----------      -----------      -----------
       Total Current Liabilities                                            46,321,175       41,933,566       38,003,322

Provider Distributions Payable - Net of Current Portion                      1,111,045          693,618          533,785

Long-Term Debt - SPUH - Net of Current Maturities                               29,820           70,221          231,823

Long-Term Debt - Net of Current Portion                                         54,917          162,031             --

Stockholders' Equity:
   Class A common stock, no par value, 1,000,000 shares authorized,
     7,500 shares issued and 7,200 shares outstanding in 2002 and 2001
     and 7,500 shares outstanding in 2000                                      180,800          180,800          180,800
   Class B common stock, no par value, 1,000,000 shares
     authorized, 177,500 shares issued and outstanding                       5,325,110        5,325,110        5,325,110
   Notes receivable - Class A common stock                                      (2,918)          (2,918)         (12,526)
   Retained earnings (accumulated deficit)                                   2,190,256        1,701,840         (299,457)
                                                                           -----------      -----------      -----------
                                                                             7,693,248        7,204,832        5,193,927
   Less treasury stock, 300 shares of Class A common stock at cost              (7,597)          (7,597)            --
                                                                           -----------      -----------      -----------
       Total Stockholders' Equity                                            7,685,651        7,197,235        5,193,927
                                                                           -----------      -----------      -----------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $55,202,608      $50,056,671      $43,962,857
                                                                           ===========      ===========      ===========



The Notes to the Financial Statements are an integral part of these statements.

                             PARTNERS IN CARE, CORP.
                              STATEMENTS OF INCOME



                                                         For The Three Months
                                                            Ended March 31,           For The Years Ended December 31,
                                                      --------------------------  -----------------------------------------
                                                           2002        2001          2001            2000         1999
                                                           ----        ----          ----            ----         ----
                                                              (Unaudited)
Net Revenues:

  Health Plan Risk Management:
   Net revenues                                        $ 9,671,352   $14,494,742   $67,657,904    $51,696,401   $28,457,760
   Net revenues - from SPUH                              2,806,096     2,259,626     9,174,394      8,875,508          --
                                                       -----------   -----------   -----------    -----------   -----------
     Total Health Plan Risk Management                  12,477,448    16,754,368    76,832,298     60,571,909    28,457,760
  Physician Support Services:
   Net revenues                                              --           --              --            6,524       208,706
   Net revenue - from related parties                      103,291       571,456     1,852,471      2,244,956     3,269,894
                                                       -----------   -----------   -----------    -----------   -----------
     Total Physician Support Services                      103,291       571,456     1,852,471      2,251,480     3,478,600
                                                       -----------   -----------   -----------    -----------   -----------

Total Net Revenues                                      12,580,739    17,325,824    78,684,769     62,823,389    31,936,360

Costs and Expenses:
  Cost of Revenues:
   Health Plan Risk Management:
    Cost of revenues                                     6,993,270     9,850,501    47,696,049     37,270,339    17,108,355
    Cost of revenues - paid to related parties           2,875,008     3,965,049    15,895,903     13,595,833     6,680,173
                                                       -----------   -----------   -----------    -----------   -----------
     Total Health Plan Risk Management                   9,868,278    13,815,550    63,591,952     50,866,172    23,788,528
   Physician Support Services:
    Cost of revenues                                       165,094       782,420     3,439,036      4,402,973     3,225,946
                                                       -----------   -----------   -----------    -----------   -----------

     Total Cost of Revenues                             10,033,372    14,597,970    67,030,988     55,269,145    27,014,474

  Provider Distributions                                   424,099       405,162     2,951,091      1,834,900     1,034,724
  General and Administrative                             1,320,390     1,368,952     5,171,082      3,277,302     3,062,597
                                                       -----------   -----------   -----------    -----------   -----------

Total Costs and Expenses                                11,777,861    16,372,084    75,153,161     60,381,347    31,111,795
                                                       -----------   -----------   -----------    -----------   -----------

Income From Operations                                     802,878       953,740     3,531,608      2,442,042       824,565

Other (Income) Expense:
  Interest income                                          (23,276)      (24,942)     (116,483)       (89,163)      (76,891)
  Interest expense                                          14,734        12,276       121,446         91,457       101,861
  Gain on exchange of intangibles for
   cancellation of debt                                      --             --            --          (37,505)         --
  Loss on disposal of property and equipment                 --             --            --           44,677          --
                                                       -----------   -----------   -----------    -----------   -----------
     Total Other (Income) Expense - Net                     (8,542)      (12,666)        4,963          9,466        24,970
                                                       -----------   -----------   -----------    -----------   -----------

Income Before Provision For (Benefit From)
   Income Taxes                                            811,420       966,406     3,526,645      2,432,576       799,595

Provision For (Benefit From) Income Taxes                  323,004       387,919     1,525,348        (85,790)        9,200
                                                       -----------   -----------   -----------    -----------   -----------

Net Income                                             $   488,416   $   578,487  $  2,001,297   $  2,518,366  $    790,395
                                                       ===========   ===========  ============   ============  ============

Basic and Diluted Earnings Per Share                   $      2.64   $      3.13  $      10.82   $      13.61  $       4.27
                                                      ============  ============  ============   ============  ============

Weighted Average Number of Common
   Shares Outstanding-Basic and Diluted                    184,700       185,000       184,900        185,000       185,000
                                                      ============  ============  ============   ============  ============



The Notes to the Financial Statements are an integral part of these statements.

                             PARTNERS IN CARE, CORP.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
            AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)



                                                                      Notes
                                                                    Receivable     Retained
                                              Common Stock           Class A       Earnings                    Total
                                              ------------           Common      (Accumulated   Treasury   Stockholders'
                                           Class A      Class B       Stock         Deficit)      Stock       Equity
                                          ---------   -----------   ----------   ------------   --------   -------------

Balance, December 31, 1998                $ 180,800   $ 5,325,110    $(127,500)  $(3,608,218)    $   --     $1,770,192

Repayment of Notes Receivable - Class A
   Common Stock                                --            --        108,441          --           --        108,441

Net Income                                     --            --           --         790,395         --        790,395
                                           --------    ----------    ---------   -----------     -------    ----------

Balance, December 31, 1999                  180,800     5,325,110      (19,059)   (2,817,823)        --      2,669,028

Repayment of Notes Receivable - Class A
   Common Stock                                --            --          6,533          --           --          6,533

Net Income                                     --            --           --       2,518,366         --      2,518,366
                                           --------    ----------    ---------   -----------     -------    ----------

Balance, December 31, 2000                  180,800     5,325,110      (12,526)     (299,457)        --      5,193,927

Repayment of Notes Receivable - Class A
   Common Stock                                --            --          9,608          --           --          9,608

Net Income                                     --            --           --       2,001,297         --      2,001,297

Purchase of Treasury Shares                    --            --           --            --        (7,597)       (7,597)
                                           --------    ----------    ---------   -----------     -------    ----------

Balance, December 31, 2001                  180,800     5,325,110       (2,918)    1,701,840      (7,597)    7,197,235

Net Income                                     --            --           --         488,416         --        488,416
                                           --------    ----------    ---------   -----------     -------    ----------

Balance, March 31, 2002                    $180,800    $5,325,110    $  (2,918)  $ 2,190,256     $(7,597)   $7,685,651
                                           ========    ==========    =========   ===========     =======    ==========



The Notes to the Financial Statements are an integral part of these statements.

                             PARTNERS IN CARE, CORP.
                            STATEMENTS OF CASH FLOWS



                                                        For The Three Months
                                                            Ended March 31,          For The Years Ended December 31,
                                                      -------------------------  ------------------------------------------
                                                           2002        2001          2001            2000         1999
                                                           ----        ----          ----            ----         ----
                                                       (Unaudited)
Net Revenues:

Cash Flows From Operating Activities:
  Net income                                           $   488,416  $   578,487  $  2,001,297   $  2,518,366   $    790,395
  Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                            27,792       26,991        88,169        152,243        324,434
   Gain on exchange of intangibles for
    cancellation of debt                                     --            --            --          (37,505)          --
   Loss on disposal of property and equipment                --            --            --           44,677           --
   Deferred income taxes                                    87,900      (40,600)     (539,600)      (432,200)          --
   Change in:
    Accounts receivable                                    (57,970)    (234,342)     (270,530)       673,719       (344,532)
    Notes receivable                                         3,917         --          22,748             --           --
    Healthcare provider fees due from AUSHC             (3,142,582)    (657,716)   (4,963,265)   (18,924,557)   (10,694,363)
    Healthcare provider fees due from SPUH              (2,806,096)     508,392       982,481     (1,757,132)          --
    Stop-loss recoveries receivable                       (152,344)     (69,808)   (1,432,620)       186,765        (90,526)
    Other current assets                                   (12,522)     (22,020)      (21,778)       (22,723)       (39,038)
    Other assets                                             --            --            --             --           (3,816)
    Accounts payable                                      (522,286)    (204,019)      121,992        151,008         23,892
    Accrued expenses                                       126,538      247,633       775,832        516,449        (76,561)
    Accrued payroll and benefits                          (187,989)    (260,160)      129,340        216,116        367,968
    Income taxes payable                                (1,014,896)     153,456     1,388,009        325,780          9,200
    Healthcare provider fees payable                     5,986,255      (64,661)    1,824,897     16,930,578      9,187,777
    Provider distributions payable                         417,427      266,422       676,003      1,027,510        664,608
                                                       -----------  -----------  ------------   ------------   ------------
     Net Cash (Used In) Provided By Operating
       Activities                                         (758,440)     228,055       782,975      1,569,094        119,438

Cash Flows From Investing Activities:
  Purchases of property and equipment                      (12,752)        --        (105,507)       (73,903)      (146,935)
  Change in due from related party                           --            --            --          (79,339)          --
  Change in other assets                                      (915)        --          (5,499)         3,887        (32,239)
                                                       -----------  -----------  ------------   ------------   ------------
     Net Cash Used in Investing Activities                 (13,667)        --        (111,006)      (149,355)      (179,174)

Cash Flows From Financing Activities:
  Payments of long-term debt                              (107,127)        --            (367)          --             --
  Payments of long-term debt - SPUH                        (40,401)     (40,400)     (161,602)      (414,587)          --
  Change in due to related party, net                        --            --            --             --         (312,604)
                                                       -----------  -----------  ------------   ------------   ------------
     Net Cash Used in Financing Activities                (147,528)     (40,400)     (161,969)      (414,587)      (312,604)
                                                       -----------  -----------  ------------   ------------   ------------

Net (Decrease) Increase in Cash                           (919,635)     187,655       510,000      1,005,152       (372,340)

Cash at Beginning of Period                              2,064,039    1,554,039     1,554,039        548,887        921,227
                                                       -----------  -----------  ------------   ------------   ------------

Cash at End of Period                                  $ 1,144,404  $ 1,741,694  $  2,064,039   $  1,554,039   $    548,887
                                                       ===========  ===========  ============   ============   ============



The Notes to the Financial Statements are an integral part of these statements.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies:

         Significant accounting policies followed by Partners in Care, Corp.
         (PIC) in the preparation of the accompanying financial statements are summarized below:

         Nature of Business Operations
         PIC is a for-profit, majority owned subsidiary of St. Peter's University Hospital (SPUH) located in Somerset, New Jersey. The Company manages its business based on the following two operating segments:

         Health plan risk management provides a health care delivery system ("network") for the benefit of Aetna US Health Care (AUSHC) HMO members and SPUH ERISA contract members (members) who choose, as their primary care physician, one of the physicians in the PIC "network" of doctors. The Company contracts with independent physicians throughout Central New Jersey who provide medically necessary primary care health services and acts on behalf of the members to coordinate health care to be provided by specialist physicians, hospitals and other health care providers. The participating physicians generally also have patients who are not members.

         AUSHC is responsible for marketing the HMO, collecting premiums, administering claims and reporting to PIC. AUSHC provides premium and claims data, as well as membership data on all HMO members. PIC has retained a third party administrator to report claims paid information for the SPUH ERISA population.

         PIC is responsible to ensure that each health care provider in the network provides the basic benefits and services as contained in the AUSHC and SPUH ERISA agreements. The intention of the Company is to provide high quality, cost effective health care by including participating physicians in the planning, implementation and improvement of network performance and providing incentives for cost efficiency and increased performance.

         Physician support services offers a full range of management services to physicians offices, primarily in the areas of billing and collection. Other services include business office administration, general administration, managed care administration and information systems and services. In addition, up until October 2000, the Company provided a network of medical data which was accessible by hospitals and physicians that subscribed to the service.

         Revenue Recognition
         Health plan risk management - Under a risk sharing formula, PIC receives as revenue a percentage of the premium charged by AUSHC to members who choose one of the PIC network of doctors as their primary care physician. Premium rates charged to included members are determined by AUSHC and recognized as revenue over the term of coverage.

         The contract allows for the percentage of premiums paid to PIC to be adjusted based upon AUSHC's experience rating as filed with the State of New Jersey. The rating is determined based upon the percentage of HMO medical delivery costs incurred to premiums earned by AUSHC for the State of New Jersey.

         Retroactive rate and enrollment changes are recorded as adjustments to revenue in the period they are reported to PIC by AUSHC.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (Continued):

         Revenue Recognition (Continued)
         Health plan risk management (continued)
         Medical delivery costs for health care services provided to enrollees are estimated by management based upon actual claims data submitted by AUSHC and the third party administrator, and provisions for incurred but not reported claims. PIC estimates the amount of the provision for incurred but not reported claims using standard actuarial methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, expected medical cost inflation, seasonality patterns and increases in membership. The estimates for submitted claims and incurred but not reported claims are made on an accrual basis and adjusted in future periods as required. Management believes that PIC's reserves for medical delivery costs are adequate to satisfy its ultimate claim liability.

         The Company has elected not to net their health care provider fees receivable against their healthcare provider fees payable.

         Revenue on the SPOH ERISA contract is recognized on a contractually agreed to per member per month amount.

         Physician support services - PIC receives as revenue a percentage of net revenues or a percentage of the cash receipts of the physician office for which management services are being provided. Revenues are recorded in the period which the physician practice office records the net revenues or collects the fees.

         Impairment of Long-Lived Assets
         The carrying values of long-lived assets, principally identifiable intangibles and property and equipment, are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, as determined based on the estimated future undiscounted cash flows.

         If such assets are considered to be impaired, the carrying value of the related assets would be reduced to their estimated fair value. No impairment losses have occurred through December 31, 2001.

         Property and Equipment
         Property and equipment are stated at cost. Depreciation is provided under the straight-line method based upon the following estimated useful lives:

              Description                                  Years
              -----------                                  -----
              Furniture and Fixtures                        5-7
              Computers                                       5
              Leasehold Improvements                          *

         *Estimated useful life of the asset or term of the lease, whichever is shorter.

         Major replacements of, or improvements to, property and equipment are capitalized. Minor replacements, repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in operations.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (Continued):

         Intangible Assets
         Intangible assets consist of a Right of First Refusal (ROFR) to purchase the practices of physicians participating in the private placement offering of Class A stock. The intangible asset is recorded at cost and is being amortized on the straight-line basis over the following estimated useful life of 15 years.

         The Company also disposed of a software license agreement in January 2000. This asset was amortized over the term of the agreement.

         Retirement Plan
         PIC sponsors a discretionary contributory thrift and savings plan for substantially all PIC's employees, which qualifies under Section 401(k) of the Internal Revenue Service Code. The Company's contributions to the plan are based upon 4 percent of eligible employees' salaries and amounted to $28,499 and $38,873 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited) and $67,095, $80,441 and $58,619 for the years ended December 31, 2001, 2000 and 1999, respectively.

         Income Taxes
         Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Corporation's income tax returns for the year reported.

         Unaudited Information
         The balance sheet of the Company as of March 31, 2002, the consolidated statements of income and cash flows for the three months ended March 31, 2002 and 2001, the statement of stockholders' equity for the three months ended March 31, 2002 and the notes to such financial statements, are unaudited. However, in the opinion of management, such financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (Continued):

         New Accounting Standards
         In June 1998, the Financial Accounting Standard Board (FASB) issued Financial Accounting Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. In June 2000, the FASB issued FAS 138, which amends certain provisions of FAS 133. The Company adopted FAS 133 and the corresponding amendments of FAS 138 in the first quarter of 2001. FAS 133, as amended by FAS 138, did not have a material impact on the Company's results of operations, financial position and cash flows.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company has adopted the provisions of SAB 101 in their financial statements for all periods presented. The adoption of SAB 101 did not have a material impact on the Company's results of operations, financial position and cash flows.

         In July 2001, the FASB issued FASB Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. FAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. FAS 142 is required to be applied for fiscal years beginning after December 15, 2001. Currently, the Company has not recorded any goodwill and will assess how the adoption of FAS 142 will impact its financial positions and results of operations in any future acquisitions.

         In August 2001, the FASB issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). This statement supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and or Long-Lived Assets to Be Disposed Of (FAS 121) and amends Accounting Principles Board Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 retains the fundamental provisions of FAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. FAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of FAS 144 generally are to be applied prospectively. The Company believes that the adoption of FAS 144 will not have a material impact on the Company's financial position or results of operations.

         Concentration of Credit Risk
         PIC generated approximately 77 and 84 percent of revenues from the provider agreement with AUSHC for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and approximately 86, 82 and 89 percent for the years ended December 31, 2001, 2000 and 1999, respectively. A deterioration of the financial condition of this significant customer could have a material adverse effect on PIC's operations. In addition, 100 percent of health care provider fees receivable - AUSHC may be offset by the portion of health care provider fees payable attributable to claims paid by AUSHC on PIC's behalf which amounted to $36,666,631 at March 31, 2002 (unaudited) and $32,863,637 and $30,665,581 at December 31, 2001 and 2000, respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies (Continued):

         Earnings Per Common Share
         The Company accounts for earnings per share under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed assuming the conversion of convertible preferred stock and the exercise or conversion of common equivalent shares, if dilutive, consisting of unissued shares under options and warrants.

         Basic and diluted earnings per share are the same in each of the three years in the period ended December 31, 2001 because there are no dilutive securities outstanding.


Note 2 - Health Care Provider Fees:

         PIC has entered into a contract with US Health Care/The Health Maintenance Organization of New Jersey, Inc., a wholly owned subsidiary of AUSHC. The purpose of this agreement is to establish a health care delivery system to be provided by PIC for the benefit of US Health Care HMO members. The agreement expires on July 1, 2003.

         The terms of the contract with AUSHC provide that AUSHC, as PIC's agent, charges and collects premiums from its HMO members. AUSHC summarizes the data relative to those members who have selected a doctor from PIC's network as their primary care physician. AUSHC adjusts the premiums in the data summary for the rate of premium due to PIC at that time. The percentage of AUSHC premiums to which PIC is entitled is the greater of AUSHC's medical loss ratio for New Jersey as filed with the State of New Jersey Department of Insurance or the percentage as outlined in the contract. AUSHC also accumulates data of claims paid directly to health care providers for these same members and prepares an estimate of claims that have been incurred but not reported. PIC adjusts the incurred but not reported claims monthly in accordance with a semi-annual independent analysis by an actuary that tracks claims history and established actuarially sound completion factors. The excess of PIC's portion of premiums over actual claims and incurred but not reported claims is remitted to PIC. Similarly, any excess of claims over PIC's portion of premiums is remitted to AUSHC on a quarterly basis. AUSHC markets its HMO system, enrolls members, procures and maintains all regulatory approvals, processes claims, collects and processes all premium payments made by and on behalf of members, disburses payments to PIC and provides customary assistance in administration of the program.

         PIC has also entered into a risk-sharing contract with SPUH, its primary stockholder. This contract requires the Company to provide complete medical services, at their cost, for the members covered by the SPUH ERISA plan.

Note 3 - Property and Equipment:

         Property and equipment consists of the following at:




                                                                March 31,                December 31,
                                                               -----------      ---------------------------
                                                                  2002              2001           2000
                                                                  ----              ----           ----
                                                               (Unaudited)
         Furniture and Fixtures                                    $ 52,240         $ 51,615       $ 45,555
         Computers                                                  666,320          654,193        568,391
         Leasehold Improvements                                      42,692           42,692         29,047
                                                                   --------         --------       --------
                                                                    761,252          748,500        642,993
         Less Accumulated Depreciation and Amortization             569,072          541,830        455,861
                                                                   --------         --------       --------
         Property and Equipment - Net                              $192,180         $206,670       $187,132
                                                                   ========         ========       ========

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 3 - Property and Equipment (Continued):

         Depreciation and amortization expense included as a charge to operations amounted to $27,242 and $26,441 for the three months ended March 31, 2002 (unaudited) and 2001(unaudited), respectively, and $85,969, $150,043 and $123,730 for the years ended December 31, 2001,
         2000 and 1999, respectively.

Note 4 - Intangible Assets:

         Intangible assets consist of the following at:



                                                                 March 31,               December 31,
                                                               ------------       ---------------------------
                                                                   2002               2001           2000
                                                                   ----               ----           ----
                                                               (Unaudited)
         Right of First Refusal                                     $33,000            $33,000        $33,000
         Less Accumulated Amortization                                8,250              7,700          5,500
                                                                    -------            -------        -------
         Intangible Assets - Net                                    $24,750            $25,300        $27,500
                                                                    =======            =======        =======



         Amortization expense included as a charge to operations amounted to $550 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), and $2,200, $2,200 and $200,704 for the years ended December 31, 2001, 2000 and 1999, respectively.

         During 2000, the Company returned a software license previously included in intangible assets, in exchange for the cancellation for outstanding debt included in accrued expenses at December 31, 1999. Such transaction resulted in a gain of $37,505.

Note 5 - Long-Term Debt - SPUH:

         Long-term debt - SPUH consists of the following at:



                                                                 March 31,               December 31,
                                                               -----------        --------------------------
                                                                   2002              2001           2000
                                                                   ----              ----           ----
                                                               (Unaudited)
         Note payable - SPUH, interest at 9.5 percent,
         secured by all assets of the Company,
         subordinate to amounts outstanding, if any,
         under the line of credit (see note 8), final
         payment due June 2003                                     $191,422           $231,823       $393,425

         Less Current Maturities                                    161,602            161,602        161,602
                                                                   --------           --------       --------

         Long-Term Debt - SPUH, Net of Current Maturities          $ 29,820           $ 70,221       $231,823
                                                                   ========           ========       ========



         Aggregate maturities of long-term debt - SPUH due within the next two years ending December 31, are as follows:

                Year                                 Amount
                ----                              ------------

                2002                                  $161,602
                2003                                    70,221
                                                      --------
                   Total                              $231,823
                                                      ========

         The Company incurred interest expense to SPUH amounting to $5,186 and $-0- for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $29,060, $30,339 and $-0- for the years ended December 31, 2001, 2000 and 1999, respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 6 - Long term Debt:

         Long-term debt consists of the following at:



                                                                 March 31,                December 31,
                                                               ------------       -------------------------
                                                                   2002               2001         2000
                                                                   ----               ----         ----
                                                               (Unaudited)
         Note payable - Consultant, interest at 6.75
         percent, unsecured, final payment anticipated
         to be due August 2003                                     $263,420          $370,130      $--

         Various notes payable - former stockholders,
         interest imputed at 1 percent above prime,
         unsecured, final payment due September 2006                  6,149             6,566       --
                                                                   --------          --------      ---

         Total Long-Term Debt                                       269,569           376,696       --

         Less Current Portion                                       214,652           214,665       --
                                                                   --------          --------      ---

         Total Long-Term Debt, Net of Current Portion              $ 54,917          $162,031      $--
                                                                   ========          ========      ===



         Aggregate maturities of long-term debt of the Company due within the next five years ending December 31, are as follows:

                Year                                 Amount
                ----                              ------------

                2002                                  $214,665
                2003                                   158,013
                2004                                     1,405
                2005                                     1,514
                2006                                     1,099
                                                      --------
                   Total                              $376,696
                                                      ========

Note 7 - Income Taxes:

         The following table presents the principal reasons for the difference between the effective tax rate (benefit) and the US federal statutory income tax rate:



                                                     For The Three Months
                                                         Ended March 31,              For The Years Ended December 31,
                                                   --------------------------     -----------------------------------------
                                                    2002             2001           2001           2000            1999
                                                    ----             ----           ----           ----            ----
                                                        (Unaudited)
US Federal Statutory Income Tax Rate                   34.0%          34.0%          34.0 %          34.0 %         34.0 %
State Income Taxes, Net of Federal Benefits             4.3            9.9           12.6             2.8            --
Benefit of Net Operating Loss Carryforwards             --             --              --           (14.5)         (32.7)
Change in Valuation Allowance                           --             --              --           (25.5)           --
Other Differences - Net                                 1.5           (3.8)          (3.3)            (.3)           (.1)
                                                   --------       --------        -------        --------       --------
     Effective Income Tax Rate (Benefit)               39.8%          40.1%          43.3 %          (3.5)%          1.2 %
                                                   ========       ========        =======        ========       ========

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 7 - Income Taxes (Continued):

         The provision for (benefit from) income taxes consists of the following:



                                                     For The Three Months
                                                         Ended March 31,              For The Years Ended December 31,
                                                   --------------------------     -----------------------------------------
                                                    2002             2001           2001           2000            1999
                                                    ----             ----           ----           ----            ----
                                                        (Unaudited)
Federal - Current                                      $199,839      $332,035       $1,621,958     $ 277,850     $   9,000
State - Current                                          35,265        96,484          442,990        68,560           200
Benefit of Net Operating Loss Carryforwards                 --            --              --        (352,400)     (354,400)
Deferred                                                 87,900       (40,600)        (539,600)      (79,800)      354,400
                                                       --------      --------       ----------     ---------     ---------
         Total                                         $323,004      $387,919       $1,525,348     $ (85,790)    $   9,200
                                                       ========      ========       ==========     =========     =========



         The components of deferred tax assets and liabilities are summarized as follows:



                                                                           March 31,                December 31,
                                                                           ---------        ---------------------------
                                                                              2002             2001           2000
                                                                              ----             ----           ----
                                                                          (Unaudited)
        Deferred Income Tax Assets:
           Provider distributions                                             $737,000          $737,000       $213,600
           Accrued expenses                                                    126,100           217,500        205,000
           Allowance for doubtful accounts                                      39,200            39,200         39,200
                                                                              --------          --------       --------
           Total Deferred Tax Assets                                          $902,300          $993,700       $457,800
                                                                              ========          ========       ========

        Deferred Income Tax Liabilities:
           Property and equipment                                             $ 18,400          $ 21,900       $ 25,600
                                                                              ========          ========       ========



Note 8 - Line of Credit (Unaudited):

         At December 31, 2000, the Company had $500,000 of an unused line of credit with a bank to be drawn upon as needed, with interest at 1 percent above the bank's floating base rate. The line matures one year from the closing date. The line expired June 30, 2001. The Company is in the process of negotiating a new line of credit with the bank.

Note 9 - Related Party Transactions:

         PIC engages in certain transactions with physicians who are also stockholders and board members through its agent, AUSHC. Under the terms of the agreement, AUSHC disburses medical delivery expenses for HMO members in the PIC network to physicians who are also stockholders. Cost of revenues paid to related parties reflects amounts for medical delivery expenses paid to these physicians of $2,835,133 and $3,920,799 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $15,700,903, $13,498,833 and $6,680,173 for the years ended December 31, 2001, 2000 and 1999, respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 9 - Related Party Transactions (Continued):

         PIC engages in certain transactions with its majority stockholder, SPUH. These include computer software access fees, management services and direct and indirect expenses, provided on terms agreed upon by the parties. Physician support services included in revenues rendered to SPUH amounted to $-0- and $100 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $200, $47,788 and $373,911 for the years ended December 31, 2001, 2000 and 1999, respectively. Computer software access fees, included in revenues, billed to SPUH amounted to $-0- for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), and $-0-, $288,750 and $330,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in accounts receivable are physician support services fees billed to SPUH of $-0- for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), and $-0-, $1,783 and $493,526 at December 31, 2001, 2000 and 1999, respectively.

         During 2000, the Company assumed full risk for the administration of SPUH's ERISA employee medical plan. The Company recognized revenue from the plan of $2,806,096 and $2,259,626 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $9,174,394 and $8,875,508 for the years ended December 31, 2001 and 2000, respectively. Health care provider fees receivable from SPUH were comprised of net amounts due from SPUH of $3,580,747 at March 31, 2002 (unaudited) and $774,651 and $1,757,132 at December 31, 2001 and 2000,
         respectively. Included in accounts receivable are amounts due from SPUH for the ERISA Plan of $-0- at March 31, 2002 (unaudited) and $-0- and $120,034 at December 31, 2001 and 2000, respectively.

         The Company reimbursed SPUH for certain operating expenses that were incurred on their behalf. These expenses amounted to approximately $-0-and $580 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $1,076, $45,785 and $125,840 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in accounts payable are invoices from SPUH amounting to $-0- at March 31, 2002 (unaudited) and $-0- and $29,462, at December 31, 2001 and 2000,
         respectively.

         The Company is obligated to SPUH for provider distributions amounting to $1,030,745 at March 31, 2002 (unaudited) and $756,861 and $1,043,364 at December 31, 2001 and 2000, respectively. The Company incurred provider distribution expenses to SPUH amounting to $133,994 and $85,554 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $570,000, $534,463 and $562,373 for the years ended December 31, 2001, 2000 and 1999, respectively.

         During 2000, certain receivables from SPUH and certain liabilities to SPUH were offset and a note was issued to SPUH with terms, as disclosed in Note 5.

         The Company engages in certain transactions with one of its customers
         (MANB) which is 50 percent owned by a board member. Physician support services provided to this customer amounted to $83,967 and $98,382 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $690,602, $28,536 and $428,304 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in accounts receivable are physician support service fees billed to MANB of $41,632 at March 31, 2002 (unaudited) and $10,308 and $226,855, at December 31, 2001 and 2000, respectively. In addition, medical management consulting expenses included in cost of revenues charged by MANB amounted to $39,875 and $44,250 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $195,000, $97,000 and $-0- for the years ended December 31, 2001, 2000 and 1999, respectively. Included in accounts payable are invoices from MANB of $10,875 at March 31, 2002 (unaudited) and $10,875 and $11,800 at
         December 31, 2001 and 2000, respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 9 - Related Party Transactions (Continued):

         In June, 2001, the Company accepted a note receivable in exchange for certain accounts receivable from MANB in an effort to improve collections and structure payments in accordance with MANB's ability to pay. The agreement calls for weekly payments of $2,138 beginning in June 2001 until August 2014. In addition, there is an agreed upon payment holiday if the payments are timely received. At March 31, 2002 the note receivable balance was $534,946 net of allowance for payment holidays of $340,145.

         The Company engages in certain transactions with one of its customers
         (FPC) which is an affiliate of its parent company, SPUH. Physician support services provided to FPC amounted to $19,324 and $472,974 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited) and $1,161,669, $1,879,882 and $2,137,679 for the years ended December
         31, 2001, 2000 and 1999, respectively. Included in accounts receivable are physician support service fees billed to FPC of $43,583 at March 31, 2002 (unaudited) and $-0- and $116,278 at December 31, 2001 and 2000, respectively.

Note 10 - Commitments and Contingencies:

          Effective August, 2001, the Company entered into an agreement with a consultant to provide services to develop the network of physicians for the Health Plan Risk Management segment. The Company is obligated to pay $6,000 per month for consulting services and reimburse all reasonable travel expenses for a period of five years.

          The principal types of property leased by PIC are office space, equipment and furniture. The most significant obligations under the lease terms are utilities and insurance. Total rent expense for the Company amounted to $80,244 and $79,930 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $335,320, $320,050 and $184,018 for the years ended December 31, 2001,
          2000 and 1999, respectively.

          The approximate aggregate minimum rental commitments as of December 31, under all noncancelable leases with terms of one year or more (excluding any related expenses) for the periods set forth below, are as follows:

                Year                                   Amount
                ----                                   ------
                2002                                  $328,631
                2003                                   316,085
                2004                                   264,302
                2005                                    45,875
                2006 and thereafter                      8,234
                                                      --------
                     Total                            $963,127
                                                      ========

Note 11 - Provider Distributions:

          The Company makes distributions to the health care providers in their network, when there is a surplus of health care provider fees over medical delivery costs for health care services. The distribution is made at the board's discretion and is dependent upon overall corporate performance, the risk contract surpluses and corporate cash requirements. Each physician's portion is determined based on factors such as network and physician performance. Provider distributions payable amounted to $3,211,045 at March 31, 2002 (unaudited) and $2,793,618 and $2,668,926 at December 31, 2001 and 2000, respectively.
          The Company incurred provider distribution expenses of $424,099 and $405,162 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $2,951,091, $1,834,900 and
          $1,034,724 for the years ended December 31, 2001, 2000 and 1999, respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 12 - Stop Loss Insurance:

          The Company entered into stop-loss insurance agreements with an insurance company to limit its losses on individual claims by covered members under the AUSHC and ERISA contracts. Under the terms of the agreement, the insurance company will reimburse approximately 90 percent of eligible expenses, costs incurred for the maintenance or restoration of health care services, provided to its members in excess of $150,000 per covered member per policy year. The policy has a maximum benefit of $1,000,000 per member per year. In addition, the agreement permits the Company to recover 90 percent of aggregate claims between $50,000 and $150,000 subject to an inner aggregate deductible.

          Stop loss insurance premiums included in cost of revenues amounted to $466,002 and $481,518 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $1,809,000, $1,513,327 and $885,259 for the years ended December 31, 2001, 2000 and 1999, respectively. Stop loss insurance recoveries included as a reduction of cost of revenues amounted to $538,884 and $115,203 for the three months ended March 31, 2002 (unaudited) and 2001 (unaudited), respectively, and $1,821,352, $700,002 and $424,368 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 13 - Segment Data:

          The Company's reportable segments are strategic business units that offer different products and services and are managed separately. Segment data has been presented on a basis consistent with how business activities are reported internally to management.

          Selected information by industry segment is presented below:



                                                  For The Three Months
                                                     Ended March 31,                  For The Years Ended December 31,
                                            -------------------------------   ------------------------------------------------
                                                  2002            2001              2001           2000            1999
                                                  ----            ----              ----           ----            ----
                                                      (Unaudited)
Net Revenues:
Health Plan Risk Management:
   Net revenues                                 $ 9,671,352     $14,494,742       $67,657,904     $51,696,401      $28,457,760
   Net revenues - from SPUH                       2,806,096       2,259,626         9,174,394       8,875,508              --
                                                -----------     -----------       -----------     -----------      -----------
    Total Health Plan Risk Management            12,477,448      16,754,368        76,832,298      60,571,909       28,457,760

  Physician Support Services:
   Net revenues                                       --               --            --                 6,524          208,706
   Net revenues from - related parties              103,291         571,456         1,852,471       2,244,956        3,269,894
                                                -----------     -----------       -----------     -----------      -----------
    Total Physician Support Services                103,291         571,456         1,852,471       2,251,480        3,478,600
                                                -----------     -----------       -----------     -----------      -----------
  Total Net Revenues                            $12,580,739     $17,325,824       $78,684,769     $62,823,389      $31,936,360
                                                ===========     ===========       ===========     ===========      ===========

Cost of Revenues:
  Health Plan Risk Management:
   Cost of revenues                             $ 6,993,270     $ 9,850,501       $47,696,049     $37,270,339      $17,108,355
   Cost of revenues - paid to
     related parties                              2,875,008       3,965,049        15,895,903      13,595,833        6,680,173
                                                -----------     -----------       -----------     -----------      -----------
    Total Health Plan Risk
      Management                                  9,868,278      13,815,550        63,591,952      50,866,172       23,788,528
                                                -----------     -----------       -----------     -----------      -----------

  Physician Support Services:
   Cost of revenues                                 165,094         782,420         3,439,036       4,402,973        3,225,946
                                                -----------     -----------       -----------     -----------      -----------
Total Cost of Revenues                          $10,033,372     $14,597,970       $67,030,988     $55,269,145      $27,014,474
                                                ===========     ===========       ===========     ===========      ===========

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 13 - Segment Data (Continued):



                                                 For The Three Months
                                                     Ended March 31,                   For The Years Ended December 31,
                                            -------------------------------   ------------------------------------------------
Operating Income (Loss):
  Health Plan Risk Management                   $ 1,520,451     $ 2,034,405       $ 8,603,399     $ 6,490,253      $ 2,876,039
  Physician Support Services                       (326,331)       (500,561)       (2,642,261)     (2,717,526)         324,329
                                                -----------     -----------       -----------     -----------      -----------
                                                  1,194,120       1,533,844         5,961,138       3,772,727        3,200,368
  Less Corporate Expenses                          (391,242)       (580,104)       (2,429,530)     (1,330,685)      (2,375,803)
                                                -----------     -----------       -----------     -----------      -----------
    Total Operating Income                      $   802,878     $   953,740       $ 3,531,608     $ 2,442,042      $   824,565
                                                ===========     ===========       ===========     ===========      ===========

Total Assets:
  Health Plan Risk Management                   $52,073,441     $40,778,147       $45,972,419     $40,600,241      $20,227,002
  Physician Support Services                        689,546         622,053           635,493         346,485        1,097,019
  Corporate                                       2,439,621       3,239,415         3,448,759       3,016,131        1,097,347
                                                -----------     -----------       -----------     -----------      -----------
    Total Assets                                $55,202,608     $44,639,615       $50,056,671     $43,962,857      $22,421,368
                                                ===========     ===========       ===========     ===========      ===========

Capital Expenditures:
  Health Plan Risk Management                   $    --         $    --           $    --         $     --         $    --
  Physician Support Services                         --              --                --               --              --
  Corporate                                          12,752          --               105,507          73,903          146,935
                                                -----------     -----------       -----------     -----------      -----------
    Total Capital Expenditures                  $    12,752     $    --           $   105,507     $    73,903      $   146,935
                                                ===========     ===========       ===========     ===========      ===========

Depreciation and Amortization:
  Health Plan Risk Management                   $    --         $     --          $    --         $     --         $    --
  Physician Support Services                         --               --               --               --             198,500
  Corporate                                          27,792          26,991            88,169         152,243          125,934
                                                -----------     -----------       -----------     -----------      -----------
    Total Depreciation and
      Amortization                              $    27,792     $    26,991       $    88,169     $   152,243      $   324,434
                                                ===========     ===========       ===========     ===========      ===========



Note 14 - Common Stock:

          PIC has four classes of stock. Class A voting stock may only be purchased by selected qualifying physicians. Class B voting stock may only be purchased by hospitals. Class C and D stock are non-voting.

          On October 2, 2000, the Board of Directors authorized a 100 for 1 stock split, thereby increasing the number of issued and outstanding shares to 185,000. All references in the accompanying financial statements to the number of common shares and per share amounts for March 31, 2002 (unaudited) and 2001 (unaudited) and December 31, 2001, 2000 and 1999 have been restated to reflect the stock split.

          Treasury stock is shown at cost. As of March 31, 2002 (unaudited) and December 31, 2001 and 2000, treasury stock consisted of 300, 300 and -0- shares of Class A common stock, respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 15 - Supplemental Cash Flow Information:



                                                            For The Three Months
                                                               Ended March 31,      For The Years Ended December 31,
                                                         ------------------------   --------------------------------
                                                             2002         2001        2001          2000         1999
                                                             ----         ----        ----          ----         ----
                                                               (Unaudited)
Cash paid during the years for:
   Interest                                               $   23,781    $ 12,276    $ 111,031      $ 91,457     $  1,689
   Income taxes                                           $1,250,000    $275,000    $ 676,939      $    200     $    225

Supplemental Schedule of Non-Cash Investing and
   Financing Activities:

   Provider distributions applied to notes receivable
     -Class A common stock                                $     --      $  --       $   8,944      $  6,533     $108,441

   Accrued expenses canceled in conjunction with the
     disposal of intangible assets                        $     --      $  --       $    --        $236,000     $   --

   The Company converted net indebtedness to SPUH with
     no formal repayment schedule to long-term debt       $     --      $  --       $    --        $808,012     $   --

   A customer receivable included in other assets in
     1999 was used to reduce the net indebtedness to
     SPUH in 2000                                         $     --      $  --       $    --        $ 75,979     $   --

   Due from related party advances were applied to
     provider distributions payable                       $     --      $  --       $ 542,367      $   --       $   --

   The Company converted net indebtedness to a
     consultant, included in accrued expenses to
     long-term debt                                       $     --      $  --       $ 370,130      $   --       $   --

   Due from related party advances were applied to
     health care provider fees payable                    $     --      $  --       $ 119,220      $   --       $   --

   The Company purchased treasury stock through the
     incurrence of long-term debt                         $     --      $  --       $   7,597      $   --       $   --

   A customer receivable was converted to a note
     receivable with terms greater than one year          $     --      $  --       $ 908,026      $   --       $   --

   Allowance against long term portion of note
     receivable converted from accounts receivable        $   (6,270)   $  --       $(346,415)     $   --       $   --



Note 16 - Subsequent Event (Unaudited):

          In May 2002, the Company secured a $1,000,000 line of credit, replacing the expired credit line (see note 8). The line bears interest at 1/2 percent above prime rate and expires one year from the closing date. The Company can renew the line annually by request within 45 days of expiration.

============================================          =============================================


     We have not authorized any dealer,               70,000 Shares
sales person or other person to give any
information or represent anything contained           PARTNERS IN CARE
in this prospectus. You must not rely on any          CORP.
unauthorized information.
                                                      Common Stock
     This prospectus is not an offer to
sell, or a solicitation of an offer to buy,
securities in any jurisdiction                        ---------------
where it is unlawful.
                                                      PROSPECTUS
    The information contained in this
prospectus is current as of _________, 2002           ---------------



                                                      ____________, 2002



=============================================         =============================================


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

         The estimated expenses payable in connection with this offering of the shares of common stock offered hereby are as follows:


                                                                                                               Amount
                                                                                                               ------
Securities and Exchange Commission registration fee ......................................................   $    735.00
Printing and engraving expenses ..........................................................................   $ 22,000.00
Legal fees and expenses...................................................................................   $ 99,500.00
Accounting fees and expenses..............................................................................   $151,000.00
Miscellaneous.............................................................................................   $ 76,765.00
                                                                                                             -----------
Total.....................................................................................................   $350,000.00
                                                                                                             ===========


Item 14. Indemnification of Directors and Officers

         The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by New Jersey law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the New Jersey Superior Court or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Superior Court or such other court shall deem proper. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein.

         The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the shareholders. New Jersey law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant currently maintains a directors and officers liability insurance policy.

Item 15. Recent Sales of Unregistered Securities

         In December 1997, we commenced a private placement of our Class A common stock to physicians who met the criteria for the purchase of such common stock. The closing of the private placement took place on April 17, 1998 and one share of Class A common stock was issued to each of seventy-five physicians who paid a purchase price of $30.00 per share (split adjusted) payable by cash, the issuance of a promissory note to us, the assignment of surplus funds in the physician's risk pool, or by granting us the right of first refusal to purchase the medical practice of the physician.

Item 16. Exhibits and Financial Statement Schedules

         (a) Exhibits:


Exhibit No.                             Description
-----------                             -----------
*    3.1  --   Certificate of Incorporation of the Company
*    3.2  --   Amendment to the Certificate of Incorporation of the Company
*    3.3  --   Amendment to the Certificate of Incorporation of the Company
*    3.4  --   Bylaws of the Company
     3.5  --   Amendment to the Certificate of Incorporation of the Company,
               filed herewith -- page II-7
*    5.1  --   Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
*   10.1  --   Incentive and Nonqualified Stock Option Plan
*   10.2  --   United Medical Group, P.C. Contract
*   10.3  --   Aetna U.S. Healthcare Contract
*   10.4  --   Letters Regarding Horizon Arrangement
    23.1  --   Consent of WithumSmith + Brown, P.C. filed herewith -- page II-9
*   23.2  --   Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
               (included in opinion filed as Exhibit 5.1)
*   24.1  --   Power of Attorney (included on signature page)
----------------------
*    Previously Filed.

         (b) Financial statement schedules


         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.


Item 17. Undertakings

         The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events
                         arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to
                         the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

                   (iv)  To reflect the results of this offering.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Somerset, New Jersey on July 9, 2002.



                                    PARTNERS IN CARE, CORP.

                                    By: /s/ Dennis G. Wilson
                                       -----------------------------------------
                                          Dennis G. Wilson, President and
                                           Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         Signatures                                                   Title(s)                         Date
         ----------                                                   --------                         ----
/s/ Bernard J. Kelley*                                    Chairman of the Board,                    July 9, 2002
----------------------                                    Director
Bernard J. Kelley

/s/ Steven C. Goldberg, M.D.*                             Director                                  July 9, 2002
-----------------------------
Steven C. Goldberg, M.D.

                                                          Director
-----------------
Frank J. Ryan

                                                          Director
---------------
Mauro Tucci, M.D.

/s/ Robert E. Campbell*                                   Director                                  July 9, 2002
-----------------------
Robert E. Campbell

                                                          Director
-----------------
Rev. Mgr. William Capik

/s/ John Calandriello*                                    Director                                  July 9, 2002
-----------------------
John Calandriello

/s/ John J. Hoagland*                                     Director                                  July 9, 2002
---------------------
John J. Hoagland, Esq.

/s/ Louis Diemer, M.D.*                                   Director                                  July 9, 2002
-----------------------
 Louis Diemer, M.D.

                                                          Director
-----------------
Steven Lenger, M.D.

                                                          Director
----------------
Jay Horowitz, M.D.

/s/ John J. Nevins, III, D.O.*                            Director                                  July 9, 2002
------------------------------
John J. Nevins, III, D.O.

/s/ Warren A. Sweberg, M.D.*                              Director                                  July 9, 2002
----------------------------
Warren A. Sweberg, M.D.

/s/ Dennis G. Wilson                                      President and Chief Executive             July 9, 2002
--------------------                                      Officer and Director
Dennis G. Wilson

/s/ Kevin S. O'Brien*                                     Executive Vice President,                 July 9, 2002
---------------------                                     Chief Operating Officer,
Kevin O'Brien                                             Principal Financial Officer and
                                                          Controller

/s/ Bruce Dees*                                           Executive Vice President,                 July 9, 2002
---------------                                           Business Development
Bruce Dees

*By /s/ Dennis G. Wilson
------------------------
Dennis G. Wilson,
as attorney-in-fact

                                  EXHIBIT INDEX


Exhibit No.                                   Description

*    3.1      Certificate of Incorporation of the Company
*    3.2      Amendment to Certificate of Incorporation of the Company
*    3.3      Amendment to Certificate of Incorporation of the Company
*    3.4      By-laws of the Company
     3.5      Amendment to the Certificate of Incorporation of the Company,
              filed herewith -- page II-7
*    5.1      Opinion of Greenbaum, Rowe, Smith, Ravin,
              Davis & Himmel LLP
*   10.1      Incentive and Nonqualified Stock Option Plan
*   10.2      United Medical Group, P.C. Contract
*   10.3      Aetna U.S. Healthcare Contract
*   10.4      Letters Regarding Horizon Arrangement
    23.1      Consent of WithumSmith + Brown, P.C., filed herewith -- Page II-9
*   23.2      Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
              (included in Exhibit 5.1)
*   24.1      Power of Attorney (included on signature page)
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*   Previously filed.